
10015818


FORMATION

Consolidated financial statements of

Formation Metals Inc.

(formerly Formation Capital Corporation)

February 28, 2010

Formation Metals Inc.

(formerly Formation Capital Corporation)

February 28, 2010

Table of contents

Management Discussion and Analysis follows Financial Statements



Deloitte & Touche LLP
2800 - 1055 Dunsmuir
Street 4 Bentall Centre
P.O. Box 49279
Vancouver BC
V7X 1P4 Canada

Tel: 604-669-4466
Fax: 604-685-0395
www.deloitte.ca

Auditors' Report

To the shareholders of
Formation Metals Inc. (formerly Formation Capital Corporation)

We have audited the consolidated balance sheets of Formation Metals Inc. (formerly Formation Capital Corporation) ("the Company") as at February 28, 2010 and 2009 and the consolidated statements of operations and comprehensive loss, shareholders' equity and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2010 and 2009 and the results of its operations and its cash flows for each of the years then ended, in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

Chartered Accountants
May 14, 2010

Formation Metals Inc.

(formerly Formation Capital Corporation)

Consolidated balance sheet

(Stated in Canadian dollars)

	February 28, 2010	February 28, 2009
	$	$
Assets		
Current assets		
Cash and cash equivalents	**750,484**	1,490,765
Precious metals inventory (Note 4)	**2,893,063**	2,154,417
Amounts receivable	**55,350**	437,886
Prepaid expenses and deposits	**52,253**	73,249
	3,751,150	4,156,317
Reclamation bond (Note 5)	**654,893**	-
Long term deposits (Note 7)	**4,370,527**	5,779,885
Mineral properties (Note 6)	**57,437,167**	53,612,710
Property, plant and equipment (Note 7)	**10,048,153**	8,011,438
	76,261,890	71,560,350
Liabilities		
Current liabilities		
Accounts payable	**1,524,967**	1,912,360
Accrued liabilities	**1,238,159**	774,519
Total current liabilities	**2,763,126**	2,686,879
Future income tax liability (Note 8)	**746,927**	111,158
	3,510,053	2,798,037
Commitments (Note 16)		
Shareholders' equity		
Share capital (Note 9)		
Authorized		
50,000,000 preferred shares without par value		
Unlimited common shares without par value		
Issued		
34,503,617 common shares (2009 - 29,557,621 shares)	**80,720,170**	74,232,732
Share purchase warrants	**8,892,463**	6,996,068
Contributed surplus	**5,279,312**	4,899,534
Deficit	**(22,140,108)**	(17,366,021)
	72,751,837	68,762,313
	76,261,890	71,560,350

Nature of operations and going concern (Note 1)

Subsequent events (Note 17)

Approved by the Board



Director



Director

See accompanying notes to the consolidated financial statements.

Formation Metals Inc.

(formerly Formation Capital Corporation)

Consolidated statements of operations and comprehensive loss

(Stated in Canadian dollars)

	Year ended February 28, 2010	Year ended February 28, 2009
	$	$
Revenue - refinery	**6,643,640**	9,463,302
Cost of revenues	**(5,600,367)**	(9,993,839)
	1,043,273	(530,537)
Expenses		
Bank charges, interest and financing costs	**1,674,234**	881,646
Foreign exchange loss (gain)	**1,533,378**	(1,692,045)
Stock-based compensation	**401,204**	120,049
Administration	**351,626**	311,070
Office	**327,296**	293,238
Accounting and audit	**323,872**	270,688
Depreciation	**307,954**	418,417
Shareholder information	**131,925**	116,767
Legal fees	**77,450**	151,230
Advertising and promotion	**65,137**	51,416
Listing and filing fees	**49,266**	44,286
Management fees	**10,173**	10,757
	5,253,515	977,519
Loss before undernoted items	**(4,210,242)**	(1,508,056)
Write-down of mineral property (Note 6 (b)(ii))	**-**	(348,535)
Other income, net (Note 10)	**71,924**	158,480
Loss before income taxes	**(4,138,318)**	(1,698,111)
Future income tax expense (Note 8)	**(635,769)**	(65,000)
Net loss and comprehensive loss for the year	**(4,774,087)**	(1,763,111)
Basic and diluted loss per share	**(0.14)**	(0.06)
Weighted average number of shares outstanding		
Basic and diluted (Note 9 (c))	**33,665,324**	29,224,311

See accompanying notes to the consolidated financial statements.

Formation Metals Inc.

(formerly Formation Capital Corporation)

Consolidated statements of shareholders' equity

(Stated in Canadian dollars)

	Common shares without par value		Share purchase warrants	Contributed surplus	Deficit	Total shareholders' equity
	Shares*	Amount				
		$	$	$	$	$
Balance, February 29, 2008	29,124,645	71,169,516	9,564,643	4,812,126	(15,602,910)	69,943,375
Expiration of warrants	-	2,548,727	(2,548,727)	-	-	-
Issuance of common shares for cash	383,333	322,000		-	-	322,000
Issuance of common shares on exercise of stock options	22,857	97,641	-	(32,641)	-	65,000
Issuance of common shares on exercise of share purchase warrants	26,786	94,848	(19,848)	-	-	75,000
Stock-based compensation (Note 9 (a)(iii))	-	-		120,049	-	120,049
Net loss and comprehensive loss	-	-		-	(1,763,111)	(1,763,111)
Balance, February 28, 2009	29,557,621	74,232,732	6,996,068	4,899,534	(17,366,021)	68,762,313
Issuance of common shares and warrants for cash (net of share issue costs)	4,892,857	6,408,012	1,896,395	-	-	8,304,407
Issuance of common shares on exercise of stock options	53,139	79,426	-	(21,426)	-	58,000
Stock-based compensation (Note 9 (a)(iii))	-	-	-	401,204	-	401,204
Net loss and comprehensive loss	-	-	-	-	(4,774,087)	(4,774,087)
Balance, February 28, 2010	34,503,617	80,720,170	8,892,463	5,279,312	(22,140,108)	72,751,837

*The number of shares presented has been adjusted for a 7:1 share consolidation that occurred on November 9, 2009 (Note 9 (c)).

See accompanying notes to the consolidated financial statements.

Formation Metals Inc.

(formerly Formation Capital Corporation)

Consolidated statements of cash flows

(Stated in Canadian dollars)

	Year ended February 28, 2010	Year ended February 28, 2009
	$	$
Operating activities		
Net loss for the year	**(4,774,087)**	(1,763,111)
Items not involving cash		
Depreciation	**307,954**	418,417
Write-down of mineral property (Note 6 (b)(ii))	**-**	348,535
Mark to market adjustments (Note 10)	**(44,400)**	33,300
Future income tax expense (Note 8)	**635,769**	65,000
Stock-based compensation	**401,204**	120,049
Change in working capital items (Note 12 (a))	**(627,469)**	2,661,701
	(4,101,029)	1,883,891
Investing activities		
Reclamation bond	**(654,893)**	-
Deposits for property, plant and equipment	**1,265,442**	(4,540,032)
Mineral property expenditures	**(3,267,539)**	(6,205,341)
Purchase of property, plant and equipment	**(2,344,669)**	(3,423,992)
	(5,001,659)	(14,169,365)
Financing activities		
Issuance of common shares and warrants for cash	**8,562,500**	397,000
Issuance of common shares on exercise of stock options	**58,000**	65,000
Share issue expenses	**(258,093)**	-
	8,362,407	462,000
Net cash outflows	**(740,281)**	(11,823,474)
Cash and cash equivalents, beginning of year	**1,490,765**	13,314,239
Cash and cash equivalents, end of year	**750,484**	1,490,765
Cash and cash equivalents are comprised of:		
Cash	**484**	421,765
Short-term investments	**750,000**	1,069,000
	750,484	1,490,765

Supplemental non-cash investing and financing information (Note 12)

See accompanying notes to the consolidated financial statements.

(Stated in Canadian dollars)

1. Nature of operations and going concern

Formation Metals Inc. (formerly known as Formation Capital Corporation) ("the Company") was incorporated on June 13, 1988 under the Company Act of British Columbia and commenced operations on that date. The Company, directly and through joint exploration ventures, is in the process of exploring its mineral properties and has determined, through a bankable feasibility study, that certain of these properties contain ore reserves which are economically recoverable. None of the Company's operations are conducted through joint venture entities.

The Company also owns a hydrometallurgical facility in Northern Idaho. This facility was originally purchased by the Company in order to process the cobalt concentrate from its U.S. operations. It will have to be refurbished to process the cobalt concentrate. The facility also contains a precious metals refinery, which the Company has refurbished to process third party precious metals material. Material is refined into high purity silver and gold bullion. During the year ended February 28, 2010, this facility processed high grade silver/copper material and doré.

The consolidated financial statements have been prepared on the going concern basis which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. For the year ended February 28, 2010, the Company had operating cash outflows of $4,101,029 (2009 - operating cash inflows of $1,883,891) and had not yet achieved consistently profitable operations. As at February 28, 2010, the Company has working capital of $988,024 (2009 - $1,469,438) and has accumulated losses from inception of $22,140,108 (2009 - $17,366,021) The Company is reliant on capital markets to fund the completion of the Company's mineral property developments. Ultimately, the Company's ability to continue as a going concern is dependent on achieving sustained profitable operations and/or obtaining funds from other sources as required for capital developments. If the Company were unable to continue as a going concern, then material adjustments would be required to the carrying value of assets and liabilities and balance sheet classifications used.

Subsequent to year end, the Company successfully closed financings totalling $10 million. The proceeds of these financings are intended to be used to further develop the Idaho Cobalt Project and for other general corporate purposes and working capital. The financings comprised a non-brokered private placement of an unsecured convertible debenture and units comprised of common shares and common share purchase warrants at $1.50 per unit. Management believes the Company has sufficient cash flows to operate for the next twelve months. However, the Company anticipates further financing activities in fiscal 2011 to commence construction of the Company's Idaho Cobalt Project.

2. Summary of significant accounting policies

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").

(a) *Basis of consolidation*

These consolidated financial statements include the accounts of the Company and either directly or indirectly its wholly-owned subsidiaries: Formation Capital Corporation, U.S., a Nevada corporation, Essential Metals Corporation, an Idaho corporation, Coronation Mines Limited ("Coronation"), a Saskatchewan company, Minera Terranova S.A. de C.V., a Mexican company, Formations Holdings US, Inc., an Idaho corporation, US Cobalt, Inc. an Idaho corporation and Formations Holdings Corp, a British Columbia corporation.

2. Summary of significant accounting policies (continued)

(a) *Basis of consolidation (continued)*

The Company consolidates those entities which are controlled by the Company.

Variable interest entities ("VIEs"), which include, but are not limited to, special purpose entities, trusts, partnerships, and other legal structure, as defined by the Accounting Standards Board in Accounting Guideline ("AcG") 15, *Consolidation of Variable Entities* ("AcG 15"), are entities in which equity investors do not have the characteristics of a "controlling financial interest" or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. VIEs are subject to consolidation by the primary beneficiary who will absorb the majority of the entities' expected losses and/or expected residual returns. The Company believes that it does not have any VIEs subject to consolidation.

All inter-company transactions and balances have been eliminated.

(b) *Measurement uncertainties*

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The most significant areas where management judgment is applied among others, the expected economic lives and the future operating results and net cash flows expected to result from exploitation of resource properties and related assets, the amount of proven and probable mineral reserves and income tax provisions. Significant items that require estimates as the basis for determining the stated amounts include precious metals inventory, amounts receivable, mineral properties, property, plant and equipment, revenue recognition and stock-based compensation. Actual results may differ from those estimates.

(c) *Cash and cash equivalents*

Cash and cash equivalents consists of cash on hand, deposits in banks and highly liquid short-term investments with an original maturity of three months or less. The Company does not believe it is exposed to significant credit or interest rate risk although cash and cash equivalents are held in excess of federally insured limits with major financial institutions.

(d) *Precious metals inventory*

Inventories of precious metals are stated at the lower of cost and net realizable value. Inventories consist primarily of silver and gold metals and includes cost of materials and direct processing costs.

2. Summary of significant accounting policies (continued)

(e) Mineral properties

Acquisition costs of mineral properties together with direct exploration and development expenditures thereon are capitalized in the accounts. These costs will be amortized using the unit-of-production method based on proven and probable reserves on the commencement of commercial production or written-off as the properties are sold, allowed to lapse or are abandoned. Mineral property costs not directly attributable to specific properties are expensed during the year.

Management regularly reviews the carrying value of mineral properties by comparing the carrying value to the estimated net realizable amounts, based on estimated undiscounted future cash flows resulting from the use of the mineral properties and their eventual disposition, to determine whether there is any indication of impairment. Measurement of an impairment loss is based on the fair value of the mineral properties. An impairment in value would be indicated if the assets' carrying value exceeds expected future cash flows.

(f) Property, plant and equipment

Property, plant and equipment are recorded at cost and the Company provides for depreciation on a declining balance basis at the rate of 5-20% per annum for buildings and 30% per annum on all other equipment and furniture and fixtures. Costs to refurbish acquired plant and equipment are deferred until the assets are put to use.

Property, plant and equipment are tested for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. An impairment loss is recognized when their carrying value exceeds the total undiscounted cash flows expected from their use and eventual disposition. The amount of impairment loss is determined as the excess of the carrying value of the property and equipment over the recoverable amount.

(g) Future income taxes

The Company accounts for income taxes using the asset and liability method. Under this method, future income taxes are recorded for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities. These future taxes are measured by the provisions of currently substantively enacted tax laws. A reduction in respect of the benefit of a future tax asset (a valuation allowance) is recorded against any future tax asset if it is not more likely than not to be realized.

(h) Flow-through shares

Resource expenditure deduction for income tax purposes related to exploratory activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. The Company provides for the future effect on income taxes related to flow-through shares as a reduction of share capital and an increase in future income tax liability on the date that the Company files the renouncement documents with the tax authorities to renounce the tax credits associated with the expenditure.

2. Summary of significant accounting policies (continued)

(i) Stock-based compensation

Stock-based awards made to non-employees and employees are measured and recognized using the fair value based method. Under this method, compensation costs, attributable to share options granted to employees, contractors, officers and directors, is measured at fair value at the grant date and recorded to stock compensation expense over the vesting period of the related option with a corresponding increase to contributed surplus. Upon the exercise of the stock options, consideration paid together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.

(j) Loss per share

Basic loss per share is computed using the weighted average number of common shares outstanding during the period. Diluted loss per share is computed using the weighted average number of common and common equivalent shares outstanding during the period using the "treasury stock" method. Common equivalent shares consist of the incremental common shares issuable upon the exercise of stock options and warrants unless their effect is anti-dilutive.

(k) Asset retirement obligations

The Company estimates the present value of asset retirement obligations when the related obligation is incurred and records it as a liability with a corresponding increase in the carrying value of the related assets. The carrying value is amortized over the life of the related asset commencing with initial commercialization of the asset. The liability is accreted to the actual liability on settlement through charges each period in the statement of operations. Future site restoration costs are capitalized as part of the carrying value of the related mineral property at its initial value and amortized over the mineral property's useful life based on a units-of-production method.

(l) Foreign currency translation

The Company's and its subsidiaries' functional currency is the Canadian dollar. The subsidiary operations are regarded as being integrated with the parent company and therefore the temporal method of translation has been applied. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rates in effect at the time of the transaction. Revenues and expenses are also translated at rates in effect at the time of the transaction. Gains and losses on translation are included in the results from operations.

(m) Revenue recognition

The Company earns mineral processing revenue from the purchase, processing and sale of minerals. Revenue is recorded once the processed product is shipped, title is transferred, the amount of proceeds are determinable and collection is reasonably assured.

The Company also earns refining revenue by processing silver and gold on behalf of other mining companies and precious metals commodity dealers. When the Company does not take legal ownership of the unprocessed minerals, the Company records only the processing fees associated with these refining services. The Company records these revenues when the refined metal is shipped to the customer, at which time title is transferred, the amount of proceeds are determinable and collection is reasonably assured.

(Stated in Canadian dollars)

2. Summary of significant accounting policies (continued)

(n) Derivatives

The Company periodically uses foreign exchange and commodity contracts to manage exposure to fluctuations in foreign exchange rates and silver prices. Derivative positions are recorded on the balance sheet at fair value with changes in fair value recorded in operations.

3. Changes in accounting policies

(a) Accounting policies implemented effective March 1, 2009

(i) Effective March 1, 2009, the Company adopted Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3064, *Goodwill and Intangible Assets*, which replaces CICA Handbook Section 3062, and establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the adoption of this standard, Emerging Issues Committee ("EIC") 27, *Revenues and Expenditures in the Pre-operating Period,* is no longer applicable. The adoption of Section 3064 did not have a material impact on the Company's consolidated financial position and results of operations for the year ended February 28, 2010.

(ii) On January 20, 2009, the CICA issued EIC 173, *Credit Risk and the Fair Value of Financial Assets and Financial Liabilities,* which clarifies that an entity's own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and liabilities, including derivative instruments. EIC 173 is to be applied retrospectively without restatement of prior periods in interim and annual financial statements for periods ending on or after the date of issuance of EIC 173. The Company adopted this recommendation March 1, 2009. The adoption of this standard had no significant impact on the Company's consolidated financial statements for the year ended February 28, 2010.

(iii) Financial instruments - disclosures

In May 2009, the CICA amended Section 3862, *Financial Instruments - Disclosures,* to include additional disclosure requirements about fair market value measurements for financial instruments and liquidity risk disclosures. These amendments require a three-level hierarchy that reflects the significance of the inputs used in making the fair value measurements. Fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant outputs are observable, either directly or indirectly. Level 3 valuations are based on inputs that are unobservable and significant to the overall fair value measurement. The required disclosures are included in Note 15.

(Stated in Canadian dollars)

3 Changes in accounting policies (continued)

(a) Accounting policies implemented effective March 1, 2009 (continued)

(iv) Accounting changes

In June 2009, the CICA issued amendments to CICA Handbook Section 1506, *Accounting Changes*. Section 1506 was amended to exclude from its scope changes in accounting policies upon the complete replacement of an entity's primary basis of accounting. The amendments were effective for annual and interim financial statements relating to fiscal years beginning on or after July 1, 2009. The adoption of International Financial Reporting Standards ("IFRS"), as described in Note 3 (c) is not expected to qualify as an accounting change under CICA Section 1506.

(v) Exploration costs

On March 27, 2009, the Emerging Issues Committee of the CICA approved abstract EIC-174, *Mining Exploration Costs,* and withdrew EIC-126, *Accounting by Mining Enterprises for Exploration Costs.* The publication of EIC-174 covers all guidance in EIC-126 and provides additional guidance for mining exploration enterprises in circumstances where a test for impairment is required. The adoption of this abstract did not have any impact on the Company's consolidated financial statements for the year ended February 28, 2010.

(vi) Equity

In August 2009, the CICA issued certain amendments to Section 3251, *Equity*. The amendments apply to entities that have adopted Section 1602, *Non-controlling interests*. The amendments require separate presentation on the statements of operations and comprehensive income of income attributable to owners of the Company and those attributable to non-controlling interests. The amendments also require that non-controlling interests be presented separately as a component of equity. The adoption of this standard has had no impact on the consolidated financial statements for the year ended February 28, 2010.

(b) Accounting policies to be implemented subsequent to February 28, 2010

(i) Business combinations, consolidated financial statements and non-controlling interests

In January 2009, the CICA issued Handbook Sections 1582, *Business Combinations,* ("Section 1582"), 1601, *Consolidated Financial Statements*, ("Section 1601") and 1602, *Non-controlling Interests*, ("Section 1602") which replaces CICA Handbook Sections 1581, *Business Combinations*, and 1600, *Consolidated Financial Statements*. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under IFRS. Section 1582 is applicable for the Company's business combinations with acquisition dates on or after January 1, 2011. Early adoption of this section is permitted. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Section 1601 is applicable for the Company's interim and annual consolidated financial statements for its fiscal year beginning January 1, 2011. Early adoption of this section is permitted. If the Company chooses to early adopt any one of these sections, the other two sections must also be adopted at the same time. The Company is evaluating the impact of the adoption of these new sections on its consolidated financial statements.

(Stated in Canadian dollars)

3. Changes in accounting policies (continued)

(b) Accounting policies to be implemented subsequent to February 28, 2010 (continued)

(ii) International financial reporting standards

In February 2008, the Canadian Accounting Standards Board confirmed January 1, 2011 as the date IFRS will replace current Canadian GAAP for publicly accountable enterprises. This will result in the Company reporting under IFRS starting with the interim period ending March 31, 2011, with restatement for comparative purposes of amounts reported under Canadian GAAP. The Company expects the transition to IFRS to impact accounting policies, financing reporting, IT systems and processes, as well as certain business activities.

4. Precious metals inventory

Inventories consist of:

	February 28, 2010	February 28, 2009
	$	$
Silver inventory	**1,187,374**	1,621,907
Gold inventory	**1,691,607**	520,202
Warehouse inventory	**14,082**	12,308
	2,893,063	2,154,417

During the year ended February 28, 2010, a write-down of inventory to net realizable value of $230,448 (2009 - $1,685,449) was recorded to cost of revenues.

5. Reclamation bonds

The Company has provided a reclamation bond for the Idaho Cobalt Project to the U.S. Forest Service amounting to $654,893 (2009 - $Nil) representing the fair value of the security held.

(Stated in Canadian dollars)

6. Mineral properties

Mineral properties consist of:

	February 28, 2010	February 28, 2009
	$	$
Idaho Cobalt Belt (a)		
Idaho Cobalt Project (See Schedule) (i)	**52,604,318**	49,104,052
Black Pine (ii)	**3,275,676**	3,261,119
Badger Basin (iii)	**115,002**	111,422
	55,994,996	52,476,593
Other Projects (b)		
Morning Glory/Wallace Creek (i)	**443,580**	439,055
Queen of the Hills (iii)	**65,193**	59,352
Compass/Kernaghan (iv)	**450,225**	330,857
Virgin River (v)	**337,401**	208,276
Other (vi)	**145,772**	98,577
	1,442,171	1,136,117
	57,437,167	53,612,710

(a) Idaho Cobalt Belt

(i) Idaho Cobalt Project

The Company owns 100% interest in 241 claims amounting to approximately 4,080 acres which comprise the Idaho Cobalt Project. The Company has exercised its lease option agreement, with a company controlled by a director, whereby the Company earned a 100% interest in certain mineral claims in Idaho.

(ii) Black Pine

The Company has a 100% interest in certain mineral claims in Lemhi County, Idaho.

The Company also has a lease option agreement to purchase certain mineral claims located in Lemhi County, Idaho, which required annual advance royalty payments of US$400 per claim until 2006. During the year ended February 28, 1999 an amendment to the agreement was negotiated which requires payments of $Nil if the average price of copper trades below US$0.85 per pound, US$200 per claim if the average price of copper trades between US$0.85 to $0.89 per pound and US$400 per claim if the average price of copper trades above US$0.90 per pound. In addition, the Company will be required to pay the lessors a sliding scale net smelter return royalty ("NSR") of between 1% and 5% based on the realized price of copper to a maximum of US$2,000,000 (including the option payments). There have been no payments due since the amended agreement was concluded. During the year ended February 29, 2004 the Company again amended the option agreement to extend the term for two - five year terms, which eliminate the requirement to make additional payments based on the price of copper, and to share on a 50/50 basis with the optionor any payments received from any prospective joint venture partner.

(Stated in Canadian dollars)

6. Mineral properties (continued)

(a) Idaho Cobalt Belt (continued)

(iii) Badger Basin

The Company has a 100% interest, through staking, in these claims located in Lemhi County, Idaho.

(b) Other projects

(i) Morning Glory/Wallace Creek

(1) Morning Glory

The Company has a 100% interest in certain mineral claims located in Lemhi, County Idaho.

The Company also has a 100% lease option on certain additional mineral claims located in the same area. During the year ended February 28, 2001, the terms of the lease option were amended to require annual payments based on the price of gold ranging from no payments to payments of US$3,000. The annual minimum advance royalty payment is applied against a 3% to 5% net smelter return. A total of US$45,900 (2009 - US$45,900) has been paid to date. To exercise the option, the Company must pay a total purchase price of US$1,000,000, which includes the advance annual minimum royalty payments.

(2) Wallace Creek

The Company has a 100% interest in certain mineral claims located in Lemhi County Idaho.

The Company also has a 100% lease option on certain additional mineral claims located in the same area. During the year ended February 28, 2001, the terms of the lease option were amended from a required minimum annual advance royalty payment of US$8,000 to annual payments based on the price of gold ranging from no payments to US$8,000. The annual minimum advance royalty payment is applied against a 3% to 5% net smelter return. To exercise the option, the Company must pay a total purchase price of US$1,000,000 of which US$25,600 has been paid to date.

(ii) El Milagro

During the year ended February 28, 1998, the Company entered into a purchase option agreement whereby the Company can earn a 100% interest in the El Milagro property in Tamaulipas, Mexico, by making equal semi-annual payments over four years totaling 800,000 pesos ($150,000). During the year ended February 28, 2001, a revision of the agreement allows the remaining 300,000 pesos to be paid by making equal semi-annual payments of 50,000 pesos ($9,375) over three years. As at February 28, 2005, the total obligation had been satisfied and the Company has a 100% interest in the property. During the year ended February 28, 2009, the Company wrote off the costs associated with these claims amounting to $348,535.

(Stated in Canadian dollars)

6. Mineral properties (continued)

(b) Other projects (continued)

(iii) Queen of the Hills

The Company holds a 100% lease option on certain mineral claims located in Lemhi County, Idaho. During the year ended February 28, 2001, the terms of the lease option agreement were amended from a required minimum annual advance royalty payment of US$1,400 to require annual payments based on the price of gold ranging from no payments to US$1,400. A total of US$25,200 (2009 - US$25,200) has been paid to date. To exercise the option, the Company must pay a total purchase price of US$1,000,000 including the advance annual minimum royalty payments.

(iv) Compass Lake/Kernaghan Lake

(1) Compass Lake

The Company granted an option whereby the optionee can earn a 70% interest in certain mineral claims by making certain annual payments (received) and upon development to a feasibility stage by the optionee. The Company has certain participation options when the property reaches the mine development stage and will retain a sliding scale NSR, between 1% and 8%, based on the price of gold. The optionee has the right to purchase one-half of the Company's net smelter returns royalty for $1,000,000. During the year ended February 28, 2006 the Company received notice that the optionee was dropping its option. The Company now owns the property 100%.

(2) Kernaghan Lake/Bell

The Company granted an option whereby the optionee has earned 80% interest in certain mineral claims by making certain payments (received), and completing exploration work totaling $1,000,000 (deemed completed).

The Company can participate at the 20% level, or has the option to dilute to a 7% participation level which then becomes a net profit interest. The optionee has the right to purchase all or part of the net profit interest during the first year of commercial production by paying $700,000 per percentage point which increases to $800,000 per percentage point during the second year of production.

(v) Virgin River

During the year ended February 29, 2008, the Company was advised by its joint venture partners that the first $10,000,000 exploration expenditures has been met. An updated joint venture agreement and confirmation of expenditures were concluded.

The budget for 2010 expenditures has been agreed at $5,000,000.

On February 28, 1999, the Company entered into the original joint exploration agreement whereby the Company obtained a 2% interest carried through the first $10,000,000 of exploration expenditures and a right of first refusal to purchase an additional 8% interest in exchange for waiving all future work commitments on the Kernaghan Lake Project thereby vesting the optionee.

(Stated in Canadian dollars)

6. Mineral properties (continued)

(b) *Other projects (continued)*

(vi) Other

The Company has varying other interests of up to 100% in certain mineral claims located in Idaho, Saskatchewan and Mexico.

7. Property, plant and equipment

			February 28, 2010
	Cost	**Accumulated depreciation**	**Net book value**
	$	**$**	**$**
Land	**175,463**	**-**	**175,463**
Plants undergoing refurbishment	**8,789,136**	**-**	**8,789,136**
Buildings	**849,357**	**293,499**	**555,858**
Equipment	**2,256,891**	**1,800,225**	**456,666**
Office furniture and fixtures	**361,357**	**290,327**	**71,030**
	12,432,204	**2,384,051**	**10,048,153**

			February 28, 2009
	Cost	Accumulated depreciation	Net book value
	$	$	$
Land	175,463	-	175,463
Plants undergoing refurbishment	6,544,067	-	6,544,067
Buildings	790,665	248,137	542,528
Equipment	2,220,673	1,557,329	663,344
Office furniture and fixtures	356,667	270,631	86,036
	10,087,535	2,076,097	8,011,438

The Company capitalizes the cost associated with refurbishing and constructing its mill and cobalt hydrometallurgical plant and will depreciate those assets when they are put into use.

Non-refundable equipment deposits of $4,370,527 (2009 - $5,779,885) have been disclosed as long-term deposits and will be reclassified to property, plant and equipment when title is transferred.

(Stated in Canadian dollars)

8. Income taxes

The provision for income taxes reported differs from the amounts computed by applying aggregate Canadian federal and provincial income tax rates to the loss before tax provision due to the following:

	February 28, 2010	February 28, 2009
	$	$
Statutory tax rate	**29.76%**	31.00%
Income tax recovery computed at statutory rates	**1,231,564**	542,000
Stock-based compensation and other non-deductible expenses	**(119,398)**	(106,000)
Effect of different tax rates of foreign jurisdictions	**43,006**	(58,000)
Change in long-term Canadian tax rates	**(158,565)**	-
Foreign exchange and other items	**(743,733)**	(1,860,000)
Income tax benefit of share issue costs	**64,523**	-
Loss expiry	**(338,254)**	-
Change in valuation allowance	**(614,912)**	1,417,000
	(635,769)	(65,000)

The approximate tax effect of each type of temporary difference that gives rise to the Company's future tax assets and liabilities are as follows:

	February 28, 2010	February 29, 2009
	$	$
Future income tax asset		
Operating loss carry forwards	**18,187,019**	19,683,406
Mineral property, plant and equipment	**147,360**	247,581
Share issuance costs	**545,590**	242,641
Other	**246,867**	287,824
Total future tax assets	**19,126,836**	20,461,452
Valuation allowance	**(731,482)**	(116,570)
Net future income tax assets	**18,395,354**	20,344,882
Future income tax liability		
Property, plant and equipment	**1,050,414**	1,124,508
Mineral property	**18,083,617**	19,331,532
Other	**8,250**	-
Total future tax liabilities	**19,142,281**	20,456,040
Future income tax liability, net	**746,927**	111,158

The Company considers that it is not more likely than not that a portion of the future income tax asset will be realized and has therefore provided $731,482 (2009 - $116,570) of a valuation allowance.

(Stated in Canadian dollars)

8. Income taxes (continued)

At February 28, 2010, the Company had the following loss carryforwards available to reduce future income taxes otherwise payable:

Year	Canada	U.S.	Total
	$	$	$
2011	6,326	1,513,837	1,520,163
2012	-	1,743,208	1,743,208
2013	-	1,077,061	1,077,061
2015	993,109	-	993,109
2019	-	663,773	663,773
2020	-	865,590	865,590
2021	-	1,079,300	1,079,300
2022	-	2,485,836	2,485,836
2023	-	436,977	436,977
2024	-	993,090	993,090
2025	-	4,869,939	4,869,939
2026	1,244,901	6,143,672	7,388,573
2027	9,464	-	9,464
2028	1,264,683	7,983,282	9,247,965
2029	9,297	7,612,888	7,622,185
2030	2,330,135	4,349,700	6,679,835
	5,857,915	41,818,151	47,676,066

The Company's operations are conducted in a number of countries with complex tax legislation and regulations pertaining to the Company's activities. Any reassessment of the Company's tax filings by the tax authorities may result in material adjustments to net income or loss, tax assets and operating loss carryforwards.

9. Share capital

(a) *Stock options*

The Company has a Stock Option Plan ("the Plan") for directors, officers, employees and consultants. Under this Plan the aggregate number of common shares which may be subject to issuance pursuant to options granted under the Plan shall in aggregate be a fixed maximum percentage such that the percentage of common shares in the capital of the Company may be reserved for issuance is a maximum 10% of the issued and outstanding shares of the Company. The number of shares reserved for issuance at any one time to any one person shall not exceed 5% of the outstanding shares issued within any one year period. Options granted must be exercised no later than 10 years after the date of the grant or such lesser periods as regulations require. All options are subject to vesting restrictions as implemented by the directors. The exercise price is the fair value of the Company's common shares at the grant date. The maximum number of common shares to be issued under the Plan reserved for issuance as at February 28, 2010 was 3,450,362. The maximum number of shares reserved for issuance to insiders may not exceed 10% of the outstanding shares issued. Under certain conditions, option holders may elect to exercise their stock options on a cashless basis.

(Stated in Canadian dollars)

9. Share capital (continued)

(a) *Stock options (continued)*

(i) As at February 28, 2010, outstanding and exercisable stock options were as follows:

Options outstanding	Options exercisable	Exercise price	Weighted average remaining contractual life	Expiry date
		$		
83,569	83,569	1.40	0.33 years	June 28, 2010
72,143	72,143	1.40	0.62 years	October 11, 2010
92,857	92,857	3.50	0.80 years	December 18, 2010
42,857	42,857	1.40	0.81 years	December 20, 2010
57,142	57,142	1.40	1.06 years	March 23, 2011
40,000	34,523	1.40	1.36 years	July 8, 2011
14,285	14,285	2.10	1.56 years	September 21, 2011
21,428	10,714	1.40	1.74 years	November 26, 2011
607,142	607,142	1.40	2.07 years	March 23, 2012
1,031,423	1,015,232	1.60		

(ii) As at February 28, 2010, outstanding stock options were as follows:

	February 28, 2010	**Weighted average exercise price**	February 28, 2009	Weighted average exercise price
		$		$
Balance outstanding, beginning of year	**790,708**	**2.29**	1,964,281	4.14
Activity during the year				
Options granted	**678,569**	**1.41**	61,428	2.04
Options exercised	**(53,139)**	**1.09**	(22,857)	2.84
Options cancelled on exercise of cashless option rights	**(27,574)**	**1.99**	(876,428)	5.04
Options expired	**(357,141)**	**2.82**	(335,716)	3.02
Balance outstanding, end of year	**1,031,423**	**1.60**	790,708	2.29

(iii) During the year ended February 28, 2010, 678,569 (2009 - 61,428) stock options were granted to directors, employees and consultants. Using the fair value method to value the stock options, $401,204 (2009 - $120,049) was recorded to stock-based compensation expense. This amount was determined using a Black-Scholes option pricing model assuming no dividends are to be paid, an estimated option life of between two to three years, a weighted average volatility of the Company's share price of 73% (2009 - 73%) and a weighted average risk free rate of 1.63% (2009 - 1.84%).

(Stated in Canadian dollars)

9. Share capital (continued)

(b) Warrants

(i) Warrants outstanding at February 28, 2010 were as follows:

Number of warrants	Exercise price	Expiry date
	$	
2,493,447	2.80	May 2, 2011

(ii) The changes in warrants during the current and previous years were as follows:

	February 28, 2010	**Weighted average exercise price**	February 28, 2009	Weighted average exercise price
		$		$
Balance outstanding, beginning of year	**17,857**	**5.25**	2,197,838	6.80
Activity during the year				
Warrants issued	**2,493,447**	**2.80**	-	-
Warrants exercised	**-**	**-**	(26,786)	2.80
Warrants expired	**(17,857)**	**5.25**	(2,153,195)	6.86
Balance outstanding, end of year	**2,493,447**	**2.80**	17,857	5.25

(c) On November 9, 2009, the Company announced that all of its fully paid common shares without par value have been consolidated on a 7 old for 1 new share basis and any fractional shares were rounded down to the nearest whole number and such fractional shares were eliminated.

The weighted average number of common share outstanding and earnings (loss) per share have been recalculated retroactively for all periods presented to reflect this change.

10. Other income

	February 28, 2010	February 28, 2009
	$	$
Fair value adjustments on held for trading securities	**44,400**	(33,300)
Interest income	**27,524**	191,780
	71,924	158,480

(Stated in Canadian dollars)

11. Segmented information

The Company operates in two operating segments, that being exploration of mineral properties and precious metals refining. All revenues generated are located in the United States in the Refinery operating segment. The Company's non-current assets by geographic location and operating segment are as follows:

	February 28, 2010		February 28, 2009	
	Exploration	**Refinery**	Exploration	Refinery
	$	**$**	$	$
Canada	**1,024,043**	**-**	766,167	-
United States	**65,277,434**	**6,209,263**	60,884,369	5,753,498
	66,301,477	**6,209,263**	61,650,536	5,753,498

12. Supplemental cash flow Information

(a) *Change in working capital items*

	February 28, 2010	February 28, 2009
	$	$
Amounts receivable	**382,536**	(351,031)
Prepaid expenses and deposits	**20,996**	224,950
Precious metals inventory	**(738,646)**	2,881,324
Accounts payable and accrued liabilities, relating to operating items	**(292,355)**	(93,542)
	(627,469)	2,661,701

(b) *Other supplementary information*

	For the years ended	
	February 28, 2010	February 28, 2009
	$	$
Interest paid	**-**	-
Taxes paid	**-**	-
Fair value of stock options transferred to share capital on options exercised from contributed surplus	**21,426**	32,641
Fair value of warrants issued with common share offerings	**-**	19,848
Unpaid mineral property purchases in accounts payable and accrued liabilities	**512,518**	251,871

(Stated in Canadian dollars)

13. Capital risk management

The Company's objectives when managing capital are to ensure there are adequate capital resources to safeguard the Company's ability to continue as a going concern, continue the development and exploration of its mineral properties and to maximize growth of its business and provide returns to its shareholders. The Company's capital structure consists of shareholders' equity, comprising issued share capital plus contributed surplus less the deficit.

The Company manages its capital structure and makes adjustments to it based on economic conditions and the risk characteristics of the underlying assets. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share or debt issuances or by undertaking other activities as deemed appropriate under specific circumstances.

The Company expects its current capital resources and projected cash flows from continuing operations will not support existing operations. The Company will require additional financing to support existing operations and to bring its Idaho Cobalt Project into production with a July 2007 feasibility study estimated cost to construct and commission the mine/concentrator and the cobalt production facility at US$138.7 million.

Capital, as defined above, at February 28, 2010 and 2009 is summarized in the following table.

	February 28, 2010	February 28, 2009
	$	$
Share capital	**80,720,170**	74,232,732
Share purchase warrants	**8,892,463**	6,996,068
Contributed surplus	**5,279,312**	4,899,534
Deficit	**(22,140,108)**	(17,366,021)
	72,751,837	68,762,313

In order to facilitate the management of its capital requirements, the Company prepares annual budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual budget and quarterly updated forecasts are approved by the Board of Directors.

14. Financial risk management

The Company has exposure to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principal financial risks to which the Company is exposed are credit risk, liquidity risk, interest rate risk, foreign exchange rate risk and metal price risk. The Company's Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework and reviews the Company's policies on an ongoing basis.

(Stated in Canadian dollars)

14. Financial risk management (continued)

(a) *Credit risk*

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations and arises principally from the Company's cash and cash equivalents, amounts receivable and long-term deposits.

The Company's exposure to credit risk with its customers is influenced mainly by the individual characteristics of each customer. The Company generally does not require collateral for sales. The Company takes into consideration the customer's payment history, their credit worthiness and the then current economic environment in which the customer operates to assess impairment. The Company closely monitors extensions of credit and has not experienced significant credit losses in the past. At February 28, 2010, the Company had no past due trade receivables.

The Company invests its excess cash principally in highly rated government and corporate debt securities. The Company has established guidelines related to diversification, credit ratings and maturities that maintain safety and liquidity. These guidelines are periodically reviewed by the Company's audit committee and modified to reflect changes in market conditions.

The Company's maximum exposure to credit risk is as follows:

	February 28, 2010	February 28, 2009
	$	$
Cash and cash equivalents	**750,484**	1,490,765
Amounts receivable	**55,350**	437,886

(b) *Liquidity risk*

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. To the extent that the Company does not believe it has sufficient liquidity to meet its current obligations, the Board of Directors considers securing additional funds through equity or debt financing. The Company manages its liquidity risk by continuously monitoring forecast and actual cash flows. The Board of Directors approves the Company's annual operating and capital budgets as well as any material transactions outside the ordinary course of business.

(c) *Interest rate risk*

The Company is subject to interest rate risk on its cash and cash equivalents and believes that the results of operations, financial position and cash flows would not be significantly affected by a sudden change in market interest rates relative to the investment interest rates due to the short-term nature of the investments. Excess cash is invested in highly rated investment securities at fixed interest rates with varying terms to maturity but generally with maturities of three months or less from the date of purchase.

14. Financial risk management (continued)

(c) *Interest rate risk (continued)*

As at February 28, 2010, cash and cash equivalents of $750,484 (February 28, 2009 - $1,490,765) consisted of chequing and short-term investments maturing in less than 90 days with Canadian chartered banks with interest rates up to 0.90%. The Company has immaterial interests in equity instruments of other corporations. The Company does not have any asset backed commercial paper securities.

(d) *Foreign exchange rate risk*

The Company reports its financial statements in Canadian dollars; however, the Company has extensive operations in the United States. As a consequence, the financial results of the Company's operations as reported in Canadian dollars are subject to changes in the value of the Canadian dollar relative to the U.S. dollar.

The Company's operations in the United States are currently fully integrated with its Canadian operations, as such, the Company can be exposed to significant fluctuations in the exchange rate between the U.S. dollar and the Canadian dollar. The Company's operations in the United States generate revenue and incur expenses principally in U.S. dollars so foreign exchange gains or losses are subject to net operations. The Company does not currently enter into any foreign exchange hedges to limit exposure to exchange rate fluctuations. The Board of Directors continually assesses the Company's strategy towards its foreign exchange rate risk, depending on market conditions.

The Company is exposed to currency risk through the following financial assets and liabilities and future income tax liabilities denominated in currencies other than Canadian dollars as follows:

			February 28, 2010
	Cash and cash equivalents	**Accounts receivable**	**Accounts payable and accrued liabilities**
	$	**$**	**$**
United States dollar	**(40,873)**	**21,985**	**839,149**

			February 28, 2009
	Cash and cash equivalents	Accounts receivable	Accounts payable and accrued liabilities
	$	$	$
United States dollar	83,567	407,648	1,583,378

During the year ended February 28, 2010, the Company recognized a loss of $1,533,378 on foreign exchange (2009 - gain of $1,692,045). Based on the above net exposures at February 28, 2010, a 10% strengthening (weakening) of the above currencies against the Canadian dollar would result in a $135,329 increase or decrease in the Company's after tax net loss.

(Stated in Canadian dollars)

14. Financial risk management (continued)

(e) Translation exposure

The Company's functional and reporting currency is Canadian dollars. The Company's operations translate their operating results from the host currency to Canadian dollars. Therefore, exchange rate movements in the United States dollar and Mexican peso can have a significant impact on the Company's consolidated operating results.

A 10% strengthening (weakening) of the Canadian dollar against the U.S. dollar would have increased (decreased) the Company's net earnings (loss) before taxes from the financial instruments presented in Note 15 by the amount of $289,546 (2009 - $686,368).

(f) Metal price risk

Metal price risk is the risk that changes in metal prices will affect the Company's income or the value of its related financial instruments. The Company derives some of its refining revenue from the purchase and sale of silver and gold material as well as charging refining fees in the form of "retainage", (the retention of some of the refined product). The Company mitigates the metal price risk associated with the purchase and sale of silver and gold materials by entering into forward contracts to secure the margin associated with refining the materials. The Board of Directors continually assesses the Company's strategy towards its base metal exposure, depending on market conditions.

Based on the quantities and market price of silver and gold at February 28, 2010, a 10% increase or decrease in the price of gold and silver would result in a $287,898 increase or decrease in the Company's after-tax loss.

15. Fair value measurement

The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In assessing the fair value of a particular contract, the market participant would consider the credit risk of the counterparty to the contract. Consequently, when it is appropriate to do so, the Company adjusts the valuation models to incorporate a measure of credit risk. Fair value represents management's estimates of the current market value at a given point in time.

(Stated in Canadian dollars)

15. Fair value measurement (continued)

At February 28, 2010 and 2009, the Company's financial assets and liabilities are categorized as follows:

February 28, 2010	Loans and receivables	Held at fair value	Financial assets and liabilities at amortized cost	Total
	$	$	$	$
Financial assets				
Cash and cash equivalents	-	750,484	-	750,484
Amounts receivable	55,350	-	-	55,350
Reclamation bond	654,893	-	-	654,893
Deposits	-	66,600	-	66,600
	710,243	817,084	-	1,527,327
Financial liabilities				
Accounts payable	-	-	1,524,967	1,524,967
Accrued liabilities	-	-	1,238,159	1,238,159

February 28, 2009	Loans and receivables	Held at fair value	Financial assets and liabilities at amortized cost	Total
	$	$	$	$
Financial assets				
Cash and cash equivalents	-	1,490,765	-	1,490,765
Amounts receivable	437,886	-	-	437,886
Deposits	-	22,200	-	22,200
	437,886	1,512,965	-	1,950,851
Financial liabilities				
Accounts payable	-	-	1,912,360	1,912,360
Accrued liabilities	-	-	774,519	774,519

(Stated in Canadian dollars)

15. Fair value measurement (continued)

At February 28, 2010 and 2009, the carrying values and the fair values of the Company's financial instruments are shown in the following table:

	February 28, 2010			February 28, 2009
	Carrying value	**Fair value**	Carrying value	Fair value
	$	**$**	$	$
Financial assets				
Cash and cash equivalents	**750,484**	**750,484**	1,490,765	1,490,765
Accounts receivable	**55,350**	**55,350**	73,249	73,249
Reclamation bond	**654,893**	**654,893**	-	-
Financial liabilities				
Accounts payable	**1,524,967**	**1,524,967**	1,912,360	1,912,360
Accrued liabilities	**1,238,159**	**1,238,159**	774,519	774,519

The Company has certain financial assets and liabilities that are held at fair value. Cash and cash equivalents fair values approximate their historic value due to the short-term nature of these items. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

At February 28, 2010, the Company's cash and cash equivalents , shares held for trading included in prepaid and deposits and reclamation bonds were based on quoted prices (Level 1).

16. Commitments

(a) The Company has certain obligations with respect to mineral property expenditures (Note 6).

(b) Pursuant to employment agreements the Company may be obligated to pay up to $3,068,096 if certain management is terminated without cause or good reason.

(c) The Company has annual operating lease commitments of approximately $112,500 for each of the next five years.

(d) The Company has certain contractual commitments related to the Idaho Cobalt Project totalling $150,000 to be incurred in the next fiscal year.

(Stated in Canadian dollars)

17. Subsequent events

(a) The Company decided not to proceed with the equity offering of 18,750,000 units of the Company for gross proceeds of up to $30,000,000 announced February 24, 2010. Consequently, a notice of withdrawal of the Company's Preliminary Short Form Prospectus dated February 23, 2010, has been filed with the British Columbia Securities Commission.

(b) The Company announced that it has sold, on a non-brokered private placement basis, an $8,000,000 unsecured convertible debenture. The debenture will have an initial term of 18 months with an interest rate of 12% per annum (the first term) and may be extended in whole or in part, (the extended debenture) by either party for an additional term of 18 months (the second term). If the first term is extended by Formation, the extended debenture will bear interest at the rate of 15% per annum. Interest on the debenture or extended debenture will be calculated daily and is payable quarterly, subject to regulatory approval, in common shares of Formation at a price per share equal to the 5 day volume weighted average trading price (the market price) at the time of issue.

The recipient may, at any time during the first term, convert the debenture into common shares of Formation at $1.50 per share and, during the second term, subject to regulatory approval, convert the extended debenture into common shares of Formation at the market price of the shares at the end of the first term. In addition, Formation has the right to call or redeem the debenture and the extended debenture upon payment of a penalty, subject to certain conditions and, in certain circumstances, regulatory approval.

The Company has also closed the previously announced non-brokered private placement of 1,333,375 units at a price of $1.50 per Unit (the unit offering) resulting in gross proceeds of $2,000,063. Each unit is comprised of one common share and one-half of one transferable common share purchase warrant, each whole common share purchase warrant entitling the purchase of one common share of the Company at a price of $1.60 per share until May 06, 2012, subject to the Company's right to accelerate the expiry date in certain circumstances.

(c) The Company announced the appointment of Dr. Charles Entrekin, to Formation's board of directors. Dr. Entrekin has over 35 years of experience in the non-ferrous metal industries including cobalt.

Formation Metals Inc.

(formerly Formation Capital Corporation)

Schedules of expenditures for Idaho Cobalt Project

(Stated in Canadian dollars)

	February 28, 2010	February 28, 2009
	$	$
Idaho Cobalt Project		
Automobile	**129**	2,379
Base line studies	**313,843**	403,850
Communications	**297,248**	584,701
Engineering and consulting	**1,903,790**	3,717,492
Environment impact study contract and supervision	**199,374**	796,116
Field supplies and expenses	**262,752**	225,330
General property expenses	**41,870**	39,324
Insurance	**88,984**	67,408
Mineral property acquisition costs	**63,212**	56,330
Permitting	**328,916**	281,389
Reclamation	**148**	105
	3,500,266	6,174,424
Expenditures, beginning of year	**49,104,052**	42,929,628
Expenditures, end of year	**52,604,318**	49,104,052


FORMATION

Formation Metals Inc.

(Formerly Formation Capital Corporation)

Management's Discussion and Analysis

Year ended February 28, 2010

Date of Report: May 14, 2010

Corporate Office: Suite 1730 – 999 West Hastings Street
Vancouver, BC, Canada
V6C 2W2

Symbol: Toronto Stock Exchange - FCO

Table of Contents

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements of Formation Metals Inc. (the "Company") and the notes thereto, for the year ended February 28, 2010 which are prepared in accordance with Canadian Generally Accepted Accounting Principles and are available through the internet on SEDAR at www.sedar.com. All dollar amounts herein are expressed in Canadian Dollars unless stated otherwise.

This Management Discussion and Analysis includes certain statements that may be deemed "forward-looking statements" which the Company believes it has a reasonable basis for disclosing. All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements.

1.1 Date

This MD&A is prepared as of May 14, 2010.

1.2 Overview

1.2.1 Summary

Formation Metals Inc. (formerly known as Formation Capital Corporation) (the "Company") is a mineral exploration, development and refining company listed on the Toronto Stock Exchange. The Company, either directly or indirectly through its wholly owned subsidiaries Formation Holdings Corp., Formation Capital Corporation, U.S., Formation Holdings US, Inc., US Cobalt, Inc., Coronation Mines Ltd. and Minera Terranova S.A. de C.V., has, for the years since inception, been engaged in the business of exploring for minerals in Canada, the United States and Mexico. The Company's 100% owned Essential Metals Corporation® contains a precious metals refining section, known as the Sunshine Precious Metals Refinery, which is in commercial production of silver and gold refining and also contains a hydrometallurgical facility and SX-EW copper facility for cobalt and copper production to meet the processing requirements of the Idaho Cobalt Project. The Company's main focus is currently centered on its flagship property, the 100% owned Idaho Cobalt Project (the "ICP"), located in Lemhi County, Idaho, near the town of Salmon. Other minerals being explored for by the Company's various subsidiaries include silver, gold, copper, lead, zinc, rare earth elements and uranium.

The ICP is a primary cobalt deposit that will be capable of producing high purity cobalt ("HPC") metal suitable for critical applications in the superalloy sector. An economic Bankable Feasibility Study and a National Instrument 43-101 Compliant Technical Report have been completed on the project. All required environmental permits to commence construction for the project have been received by the various permitting agencies. The Bankable Feasibility Study is a comprehensive engineering document designed to evaluate, among other things, the economic parameters of the deposit to the satisfaction of financiers for the purpose of securing funds for mine development. The Bankable Feasibility Study was completed in July 2007 and updated in 2008. The National Pollution Discharge Elimination ("NPDES") permit became effective in March 2009, and the Record of Decision ("ROD") for the Mine Plan of Operation was upheld in April 2009. In December 2009, the Company announced it received approval from the United States Department of Agriculture Forest Service, the lead permitting agency for the ICP, to begin construction on the Idaho Cobalt Project. Stage I construction was recently concluded. Stage I consisted primarily of clearing timber from the site in preparation for laying the foundations to be used for the mine site structures. These structures include the portal bench, tram towers, and tailings waste storage facility. Management is now pursuing securing funds for continued mine development. Once the ICP is in operation, Formation Metals Inc. will be the United States' sole integrated primary cobalt miner and refiner of super alloy grade HPC metal.

1.2.2 Highlights for year ended February 28, 2010 ("fiscal 2010"):

On November 9, 2009, the Company announced that the Company's name was changed to "Formation Metals Inc." and all of its issued and fully paid common shares without par value were consolidated on a 7 old for 1 new share basis.

All share references, numbers of options, numbers of warrants and per share amounts included in the MD&A have been retroactively restated to reflect the consolidation and are presented on a post consolidation basis except where otherwise noted. The weighted average numbers of common share outstanding and earnings (loss) per share are recalculated retroactively for all periods presented to reflect this change.

The bulleted points below outline the highlights of fiscal 2010.

Idaho Cobalt Project

- Only two appeals filed on Idaho Cobalt Project Record of Decision ("ROD")
- No appeals filed on ICP National Pollutant Discharge Elimination System Permit
- Forest Service denies relief for Idaho Cobalt Project ROD appellants, Record of Decision affirmed
- Idaho Department of Environmental Quality issues Air Quality Permit to Construct
- Idaho Department of Environmental Quality issues Clean Water Act Section 401 Certification
- Idaho Department of Water Resources issues Stream Channel Alteration Permit
- United States Army Corps of Engineers issues Section 404 National Wetlands Permit
- Seventh District Court of Idaho grants permanent access across Blackbird Mine Site
- Company receives approval from Forest Service to begin construction on Idaho Cobalt Project
- Stage I Construction begins on Idaho Cobalt Project

Sunshine Precious Metals Refinery:

- Increased production of gold in fiscal 2010 to 52,292 ounces
- Increased production of silver in fiscal 2010 to 4,412,700 ounces
- Added mid-tier silver producer as a customer

Other Projects:

- Winter 2009 drill results return highest grade thickness intervals intercepted to date on Virgin River Uranium Project
- 2009 drilling on Virgin River extends mineralization of Centennial Zone
- Virgin River conceptual study in progress (in-house by operator Cameco Corporation)
- $5 Million budget for Virgin River project (an increase of 20% over last year's budget) approved for 2010 winter and summer drilling

Corporate:

- Closed oversubscribed $8.56 million private placement
- Announced name change and share consolidation
- Filed preliminary short form prospectus for debt and equity offering
- Filed an amended and restated preliminary short form prospectus for debt and equity offering
- Filed preliminary short form prospectus for equity offering (withdrawn)
- Received initial non-binding term sheet for project finance bank debt facility
- Announced non-brokered private placement of up to 5,750,000 units at a price of $1.50 per unit

1.2.3 Risk Management

The nature of the mining industry involves significant risks. Even with the Company's careful evaluation of its mineral resources using experience and knowledge, these risks may not be completely eliminated. As such, it is impossible to guarantee that current or future exploration programs will establish minable reserves. The historic values of mine ores and market prices of the commodities being explored have been highly volatile. To lessen the exposure to risk, the Company routinely engages numerous, highly qualified independent professional consultants to continually re-evaluate its mineral properties.

The status of world economies and financial markets, environmental legislation, and government regulation, all have significant impact on the industry. The Company cannot forecast the status of future financial markets nor predict government policies and legislation as it applies to the resource sector. In addition, as the mining industry rapidly moves towards higher sustainable development and environmental standards, the Company continues to work toward maintaining or surpassing these elevated standards of corporate social responsibility.

Insurance is very expensive in this industry due to unforeseen mining and environmental risks such as cave-ins, fire and flooding. It is not always possible to insure against such risks and the Company may decide not to insure as a result of excessively high premiums or other reasons deeming insurance impractical.

1.2.4 Basis of Analysis

The sections that follow provide information about the important aspects of our operations and investments, on a consolidated basis, and include discussions of our results of operations, financial position and sources and uses of cash, as well as significant future commitments. In addition, we have highlighted key trends and uncertainties to the extent practical.

The content and organization of the financial and non-financial data presented in these sections are consistent with information used by our chief operating decision makers for, among other purposes, evaluating performance and allocating resources. The following discussion should be read in conjunction with the Company's audited consolidated financial statements for the year ended February 28, 2010 and notes thereto.

As part of our decision-making process we monitor many economic indicators, especially those most closely related to the demand, supply and pricing of metals, as well as the politico-economic situation in the main supplier and consumer countries.

Political developments affecting metal production can change quickly in some of the major cobalt producing countries such as the Democratic Republic of Congo, Zambia, Cuba and Russia, especially in those countries that are currently coping with armed conflicts. While most economic indicators impact our operations to some degree, we are especially sensitive to capital spending in cobalt intensive industries such as the re-chargeable battery sector, aerospace, high-tech, medical prosthetics, industrial, high-temperature steels and environmental applications such as coal and gas to liquid processes, oil desulphurization and hybrid-electric vehicles. We also monitor cobalt-related consumption expenditures of such items as computers, cell phones, paints and cutting steels.

1.2.5 Property Activities

The Company holds mineral exploration properties in Canada, the United States and Mexico. In addition, its 100% owned Essential Metals Corporation®, is engaged in the operation of a precious metals refining business.

The Company conducts its exploration independently as well as through joint venture agreements with third parties, although none of the Company's current operations are conducted through joint venture entities. The following is a brief discussion of the Company's major mineral exploration and development projects:

(a) Idaho Cobalt Project – Idaho, USA

The Company's principal property is the 100% owned Idaho Cobalt Project, a primary cobalt deposit located in Lemhi County, Idaho, acquired through staking in 1994 that has been extensively explored, developed and permitted and is now in the mine finance and initial construction phase of development.

The Idaho Cobalt Project covers an area of approximately 4,080 acres and includes 241 mining claims. The Company has exercised its lease option agreement and now owns a 100% interest in these claims. This project is not subject to any royalty.

During fiscal 2010, all necessary final environmental permits and construction permits were attained and in the fourth quarter, Stage I construction of the ICP began. Management is now actively pursuing mine financing for Stages II and III construction of the project estimated to be US$138.7million according to the Company's independent Bankable Feasibility Study, in addition to the appropriate amount required for a reclamation bond, yet to be determined.

Stage I construction consisted of timber clearing for the crusher and concentrator site, tailings and waste rock storage facility, topsoil stock pile area and road areas around the mill site. The timber clearing operations were designed to be conducted during the winter where the frozen conditions assisted in mitigating environmental impacts. Stage I cleared approximately 113 acres of the site in preparation for Stage II construction. Stage II will involve facility construction and mine development. Stage III allows for mine development below the water table.

Previous exploration drilling demonstrated that the permissive sequence for cobaltiferous mineralization in the Ram deposit remains open at both the north and south ends, along strike and continues to remain open down dip. This represents a currently defined strike length of approximately 2,800 feet.

Ore grade cobalt mineralization has been documented over 2,600 feet of strike length. The data from the Company's past drilling programs was incorporated into the aforementioned Bankable Feasibility Study completed in July of 2007.

A National Instrument 43-101 compliant Technical Report dated September 14, 2007, filed on the SEDAR website and based on the Bankable Feasibility Study revealed the conservative base case scenario utilizing a 7.5% discount rate and a US$22.52 /lb cobalt price, returned a Net Present Value (NPV) of US$87.29 million pre tax with an Internal Rate of Return (IRR) of 22.30%. Mining methods are expected to be modified to reduce construction and operating costs improving NPV and IRR. Capital costs may be further reduced during detailed engineering.

Prior to the completion of the Bankable Feasibility Study, an updated resource estimate was completed by Mine Development & Associates (MDA) in October of 2006 as summarized in the following table.

Total Cobalt Project Resource utilizing 0.2% cut-off:

Category	**Tons**	**% Cobalt**	**% Copper**	**Oz/ton Gold**
Measured ("M")	1,840,700	0.626	0.592	0.015
Indicated ("I")	813,700	0.632	0.681	0.017
Total M&I	2,654,400	0.628	0.619	0.016
Inferred	1,121,600	0.585	0.794	0.017
M&I Contained Metal		33.3 million lbs	32.9 million lbs	41,000 Oz
Inferred Contained Metal		13.1 million lbs	17.8 million lbs	19,000 Oz

The resource estimate was prepared in conformance with the requirements set out in the Standards of Disclosure for Mineral Projects defined by National Instrument 43-101, under the direction of Mr. Neil Prenn, P.Eng., a Principal of MDA, who is an independent Qualified Person as defined by National Instrument 43-101. These measured and indicated resources were incorporated into the Bankable Feasibility Study.

The proven and probable mineral reserves outlined in the Bankable Feasibility Study and National Instrument 43-101 compliant Technical Report are 2,636,200 tons with an average grade of 0.559% cobalt, 0.596% copper and 0.014 oz per ton gold, based on a cut off grade of 0.2% cobalt for a ten year mine life. The inferred resource for the ICP, not a part of this study, is 1,121,600 tons grading 0.585% cobalt, 0.794% copper and 0.017 oz per ton gold as reported in the October 2006 MDA report mentioned above.

By court order dated September 27, 2009, the Seventh District Court of the State of Idaho ordered that the Company has a right of way crossing the historic Blackbird Mine Site on the existing road to reach the ICP, and that the Company may immediately proceed to occupy the same and erect such works and structures, and to make therein such excavations, as may be necessary to the use and enjoyment of the right of way so awarded as provided by Idaho Code § 47-908.

The Company has established a protocol for authorized vehicle access to the ICP mine site, measures to ensure contaminated materials do not leave said site, and other requirements as outlined in health and safety plans or other decontamination requirements for vehicles and personnel related to the remediation project area. This protocol is contained in the Companies Health and Safety Plan, and was modeled directly after the protocols established for the Blackbird Mine Site.

The Company has also provided a third party with a proposal for a power line corridor easement and has tendered payment to that third party. Should the Company and the third party not agree to a power line Right of Way, the Company has the ability to initiate a condemnation proceeding to obtain a right of way for power line purposes, and to obtain such right of way in time for the line to be constructed prior to the need for electric power being required at the mine and mill. The Idaho Constitution, Article 1, Section 14, specifically recognizes the development of mining properties is a public use which benefits the public welfare of the State. The Idaho Supreme Court has specifically authorized use of the condemnation proceedings to obtain power line rights of way for mining properties. During the construction phase of the ICP, contractors will use a number of portable generators to provide temporary power to their worksites.

Pursuant to the January 2009 Record of Decision, the Company understands, in addition to the requirements of the Construction General Permit and the Record of Decision, that a redundant surface water management plan must also be provided which includes "provisions to demonstrate that construction phase sediments will not be captured by third party facilities unless agreements are in place with third parties to utilize those facilities". To comply with this requirement, the Company will resurface all roads and install Best Management Practices prior to initiating construction. This will result in an immediate reduction in sediment load to area drainages. In addition, the intelligent sequencing of construction and implementation of requisite Best Management Practices will manage sediment production and release. These provisions are designed to demonstrate that construction phase sediments will not be captured by any third party facilities.

In early December 2009, the Company and the Forest Service signed the "Forest Service Evaluation" which approved and finalized the Company's Mine Plan of Operations for the ICP. With the signing of this document, the Company can now begin construction activities for the mining and milling operations for the ICP.

Like many countries in the world, the U.S. Government has expressed an interest in leveling a royalty against mine products. Initial steps have been attempted numerous times in the past decade or so, with Congress voting for instituting a royalty. This process has so far has never received Senate approval. As initially proposed, the royalty structures are complicated and involve grandfathering, sliding scales and exemptions. It is unclear at this time whether the ICP could be affected by future legislation. It is Management's belief that the ICP has a high probability of being exempt from any potential future royalty legislation. An additional small royalty has also been proposed in the past to reclaim abandoned mine lands that exist throughout the western U.S. The current administration has indicated that any new royalties imposed would not be onerous to mine developers and to the continued development and creation of new jobs. At present all these activities are dormant.

The ICP would be the only primary cobalt producer in the United States making Formation Metals Inc. the sole integrated cobalt miner and refiner of high purity, superalloy grade cobalt in the U.S.

Total estimated cost to construct and commission both the mine / concentrator and the cobalt production facility is US$138.7 million. This total amount consists of approximately US$13.2 million for mine development and equipment, US$61.8 million for the concentrator and concentrator infrastructure, US$63.7 million for the hydrometallurgical plant which includes mechanical and electrical equipment, construction materials, labor and labor supervision, contracted direct and indirect costs for these facilities. This total also includes US$0.02 million for mine closure and reclamation bonding costs. The Company is planning to structure it's financing to provide sufficient working capital to sustain operations until such time as the Company can generate positive cash flows from mine production.

Approximately US$15.7 million has already been incurred in securing the delivery of long lead time items for the mine site that are currently being stored in a staging area previously purchased by the Company. The 9,600 square foot facility is located on a 3 acre lot on the outskirts of Salmon, Idaho. The facility will also act as a staging area for the transportation of mine employees to and from the mine site, as well as an offloading area for mine concentrate for transportation to the Company's hydrometallurgical facility located in northern Idaho.

In addition, a reduction in capitalization expenditures of approximately US$8.58 million for the cobalt concentrator facility was determined through additional engineering and procurement studies.

Mine equipment received includes the main ball mill components, flotation cells, power transformer, bridge crane, vibratory feeders, crusher and concentrator building components, terminal hopper and grizzly, and the aerial tram towers, cable and drive wheel. The Company is currently negotiating contracts for detailed engineering and construction management.

The equipment will be used to process primary cobalt ore at a planned production rate of 800 tons per day at the ICP. Concentrate from the mine will be shipped to the Company's 100% owned hydrometallurgical facility in northern Idaho for processing into high purity, superalloy grade cobalt metal at a design rate of approximately 1,525 tons per year on average over a minimum 10 year mine life. The potential to extend the mine life is considered excellent, as the primary deposit remains open along both strike directions and at depth, and numerous other targets remain to be explored and developed on the property,

(b) Essential Metals Corporation® ("EMC") Idaho, USA

Big Creek Hydrometallurgical Complex (the "Complex")

EMC acquired the Complex in 2002 for the purpose of refurbishing the hydrometallurgical facility for cobalt production to meet the processing requirements of the Idaho Cobalt Project. In 2004, management restarted the precious metals refining section of the facility, known as the Sunshine Precious Metals Refinery, to help meet increasing North American demand for silver and gold refining. EMC now receives commercial quantities of product from several major customers and is continuing to expand its business.

Silver produced by the refinery is now accepted for good delivery on both the Dubai Multi Commodities Centre and the Dubai Gold and Commodities Exchange.

EMC receives silver and gold doré from Mexico through major silver and gold producers, high grade silver products from silver users, mints, as well as silver from other sources.

EMC operations include the Sunshine Precious Metals Refinery, the solvent extraction electro-winning copper plant, the hydrometallurgical plant, the concentrate loading and unloading facility and the associated land package and buildings. The Company is retrofitting the hydrometallurgical complex in conjunction with the development of its Idaho Cobalt Project in order to process the cobalt-copper-gold concentrate expected to be produced from the ICP into high purity base and precious metal end product.

The Company's refinery operations currently generate revenue from either toll material or purchased material. The Company's principal objective is to generate revenue from toll material; however, given the value of the precious metals being refined, credit conditions have on occasion required the Company to purchase the material from customers. Toll material fees vary by customer and can consist of straight fees and/or "retainage", (the retention of some of the refined product). Purchased material generally has a similar value attributed to the refining process as toll but requires the recognition of the sale at the gross value in accordance with generally accepted accounting principles. The Company, from time to time, enters into forward sale contracts in those situations where it does purchase material to eliminate exposure to silver and gold price fluctuations.

(c) Black Pine – Idaho, USA

The Company has a 100% interest in certain mineral claims in Lemhi County, Idaho. An option agreement effective until the year 2014 to share on a 50/50 basis with the optionor any payments received from a joint venture partner.

(d) Badger Basin – Idaho, USA

Through staking, the Company has a 100% interest in certain mineral claims located in Lemhi County, Idaho.

(e) Morning Glory – Idaho, USA

The Company has a 100% interest in certain mineral claims located in Lemhi County, Idaho. The Company also has a 100% lease option on certain additional mineral claims located in the same area. A total of US$45,900 (2009 - US$45,900) has been paid to date to the optionor. To exercise the option, the Company must pay a total purchase price of US$1,000,000 including the advance annual minimum royalty payments.

(f) Wallace Creek – Idaho, USA

The Company has a 100% interest in certain mineral claims located in Lemhi County, Idaho. The Company also has a 100% lease option on certain additional mineral claims located in the same area. To exercise the option, the Company must pay a total purchase price of US$1,000,000 of which US$25,600 has been paid to date.

(g) El Milagro – Mexico

The Company has a 100% interest in the El Milagro property. The primary target defined within the property is the Santa Maria Vein, a 1-4 meter wide tabular subvertical NNE trending breccias vein that has been mapped over a strike length of 450 meters, with a lead-rich polymetallic assemblage and bonanza silver grades. Silver grades in the sulphitic vein material have been reported in the range of 1.5 to 5.5 kg per tonne (Tschauder, 1988).

During fiscal 2009, management was informed that the Mexican Government had intentions to establish a Protected Area (PNA) with the rank of Biosphere Reserve "Sierra de Tamaulipas" by the SEMARNAT.

The Company intends to maintain the core land position while evaluating the impact the new PNA has on the property, as this does not preclude Minera Terranova from developing and mining the project. However, as the Milagro project has essentially been maintained in a "care and maintenance" status for a number of years, and in light of this new development regarding the PNA, an impairment analysis conducted by management resulted in a write off of the project for financial statement purposes amounting to $348,535 for the year ended February 28, 2009.

(h) Queen of the Hills – Idaho, USA

The Company holds a lease option to purchase 100% of certain mineral claims located in Lemhi County, Idaho. A total of US$25,200 (2009 - US$25,200) has been paid to date to the optionor. Total purchase price of US$1,000,000 including advance payments must be made to exercise the option.

(i) Compass Lake – Saskatchewan, Canada

The Company owns a 100% interest in certain claims that have demonstrated through airborne and ground exploration the potential for hosting gold mineralization.

(j) Kernaghan Lake / Bell– Saskatchewan, Canada

A minimum maintenance and interpretation budget is planned for 2010 with a proposed budget of $20,000. This program will include an interpretation of existing magnetic data on a regional and project scale. The program is expected to aid in identifying potential structural trends and assist in targeting future drill holes.

The Company previously granted an option whereby the optionees have earned 80% interest in certain mineral claims by making certain payments (received), and completing exploration work totaling $1,000,000 (deemed completed). The Project is a joint venture with AREVA (40%), Cameco (40%) and Coronation Mines Ltd. (20%) with AREVA acting as operator. Coronation Mines Ltd. is a 100% owned subsidiary of Formation Metals Inc. The project area is located near the northeast rim of the Athabasca Basin approximately 42 km north of Points North Landing. The Kernaghan / Bell project currently consists of 13 mineral claims totaling 4,342 ha. To date 38 diamond drill holes have been drilled within the property totaling 10,051m targeting an unconformity that ranges from 160m to 290m in depth.

Eight diamond drill holes totaling 2,683.4m were drilling during the 2009 exploration project budgeted at $820,000. Four holes were drilled on the KER A conductive trend with the remaining four holes having been drilled on the K1 conductive trend. Although anomalous uranium intersections with a maximum partial uranium value were returned from Ker A Conductor in drill hole KB-11 of 160 ppm and a maximum partial uranium value returned from K 1 Conductor in drill hole KB-07 of 34.2 ppm, none of the holes drilled ion 2009 intersected significant uranium mineralization.

(k) Virgin River – Saskatchewan, Canada

Previously, the Company entered into a joint exploration agreement with UEM Inc. UEM Inc. was a corporation owned 50% by Cameco Corporation ("Cameco") and 50% by AREVA on the Virgin River project located in the Athabasca Basin of northern Saskatchewan. Subsequently, UEM was dissolved and both Cameco and AREVA are equal partners (49% each) in the joint exploration agreement. Cameco is the operator of the project.

The Company's wholly owned subsidiary, Coronation Mines Ltd. owns the remaining 2% of the project with the first right of offer to acquire up to 10% of the project and has been carried through to $10.0 million worth of exploration and development.

A budget of $5 million has been approved for the fiscal 2011 exploration program, an increase of 20% over last year's budget. Over $23 million has been spent on the project to date exploring for a large unconformity-type deposit that has resulted in the discovery of the Centennial Deposit. The fiscal 2011 program will consist of diamond drilling, grid establishment and both Fixed-Loop and step-wise Moving-Loop TEM (Time–Domain Electromagnetic) geophysical surveying.

A winter campaign utilizing two drills was initiated in early calendar 2010 to test regional targets to the north of the Centennial deposit. The winter diamond drill program recently concluded and the Company is awaiting final assay results which are expected to be received from the operator later in the summer of calendar 2010. A summer campaign utilizing both drills will also concentrate on extending the strike length of the Centennial deposit to both the north and south and continue testing the across-strike width and the potential for high-grade mineralization (i.e. >100 GT) on select fences.

A total of 7,742.1 m were diamond drilled in 2009 on the Centennial Deposit of the Virgin River Project. The 2009 program was broken out into two phases, the winter drill program initiated in early 2009 and reported on in the Company's News release dated September 25, 2009, and the summer drill program that extended into the fall reported on in the Company's news release dated January 06, 2010.

The highlight of the 2009 winter diamond drilling program was the broad zone of mineralization intersected in DDH VR-031W3 which returned a 0.1% grade-cutoff result of 8.73% U_3O_8 over 33.9 m = 295.9 Grade Thickness (grade thickness = GT= metres multiplied by % U_3O_8). This value is the highest interval attained on the project to date.

The highlight of the summer diamond drilling program, tabulated on the following page, was the continuation of the broad zone of mineralization intersected on L10+50N with follow-up wedge holes DDH VR-031W4 (7.08% U_3O_8 over 12.0 m = 85.0 GT) and DDH VR-031W5 (4.58% U_3O_8 over 14.4 m = 66.0 GT). Mineralization has now been traced over a minimum width of 52.5 m on L10+50N and remains open to the west. A significant intercept was also intersected on L10+00N with wedge hole DDH VR-038W2 which returned 3.96% U_3O_8 over 20.2 m = 80.0 GT.

Centennial Deposit Grade Calculation Results - Summer 2009							
ICP OES split assay results with lost core intervals of greater than 75% replaced by shielded probe results.							
Drill Hole Number	**From (m)**	**To (m)**	**Thickness (m)**	**Grade Cut-off %**	**Maximum Grade ($\%U_3O_8$)**	**Average Grade ($\%U_3O_8$)**	**GT (mX%)**
DDH VR-031W4	**800.0**	**812.0**	**12.0**	**0.1**	**32.75**	**7.08**	**85.0**
(includes)	**801.5**	**807.1**	**5.6**	**1.0**	**32.75**	**14.86**	**83.2**
DDH VR-031W5	**803.0**	**817.4**	**14.4**	**0.1**	**14.90**	**4.58**	**66.0**
(includes)	**803.8**	**816.3**	**12.5**	**1.0**	**14.90**	**5.20**	**65.0**
DDH VR-037W2	**785.0**	**795.8**	**10.8**	**0.1**	**5.80**	**1.63**	**17.6**
(includes)	**787.9**	**794.5**	**6.6**	**1.0**	**5.80**	**2.41**	**15.9**
DDH VR-037W3	**789.8**	**794.3**	**4.5**	**0.1**	**2.41**	**0.60**	**2.7**
(includes)	**790.8**	**792.3**	**1.5**	**1.0**	**2.41**	**1.38**	**2.1**
DDH VR-036W3	**812.9**	**820.8**	**7.9**	**0.1**	**6.18**	**1.73**	**13.7**
(includes)	**813.5**	**819.7**	**6.2**	**1.0**	**6.18**	**2.06**	**12.8**
	827.3	**830.8**	**3.5**	**0.1**	**1.14**	**0.55**	**1.9**
(includes)	**827.9**	**828.3**	**0.4**	**1.0**	**1.14**	**1.14**	**0.5**
DDH VR-038W2	**823.0**	**843.2**	**20.2**	**0.1**	**52.26**	**3.96**	**80.0**
(includes)	**836.0**	**840.7**	**4.7**	**1.0**	**52.26**	**16.45**	**77.3**

The Centennial deposit has now been traced over a known 650 m of strike length and appears to remain open to both the north and the south. Diamond drilling suggest the deposit has a minimum across strike width ranging from 10.0 m to 52.5 m and is currently open to the east and west on most sections.

Centennial Deposit Grade Calculation Results - Winter 2009							
ICP OES split assay results with lost core intervals of greater than 75% replaced by shielded probe results							
Drill Hole Number	**From (m)**	**To (m)**	**Thickness (m)**	**Grade Cut-off %**	**Max Grade ($\%U_3O_8$)**	**Avg Grade ($\%U_3O_8$)**	**GT (mX%)**
DDH VR-027W3	806.8	816.7	9.9	0.1	5.30	1.50	14.9
(includes)	807.3	815.0	7.7	1.0	5.30	1.85	14.2
DDH VR-027W4	797.0	829.2	32.2	0.1	20.28	2.48	79.9
(includes)	806.0	828.2	22.2	1.0	20.28	3.41	75.7
DDH VR-031W2	794.5	806.0	11.5	0.1	41.00	4.50	51.8
(includes)	796.6	800.0	3.4	1.0	41.00	14.70	50.0
(includes)	811.0	817.0	6.0	0.1	8.20	1.49	8.9
(includes)	812.3	815.5	3.2	1.0	8.20	2.53	8.1
DDH VR-031W3	797.0	830.9	33.9	0.1	28.40	8.73	295.9
(includes)	800.2	828.9	28.7	1.0	28.40	10.27	294.7
DDH VR-031W1	790.9	808.7	17.8	0.1	35.45	7.62	135.6
(includes)	790.9	801.0	10.1	1.0	35.45	9.64	97.3
(includes)	804.7	808.7	4.0	1.0	18.95	9.38	37.5
DDH VR-033W1	783.4	801.3	17.9	0.1	66.85	7.48	133.9
(includes)	790.0	801.3	11.3	1.0	66.85	11.58	130.9

Drilling appears to have identified a west dipping structure controlling mineralization on the deposit and is thought to be important in tracing the high-grade portion of the mineralization along strike to the north and south.

(I) Other Projects

The Company has varying other interests of up to 100% in certain mineral claims located in Idaho, Saskatchewan and Manitoba.

1.2.6 Outlook

In the coming year, the Company expects to focus first on securing adequate mine financing and continue construction of the Idaho Cobalt Project. The Company has completed a Bankable Feasibility Study and National Instrument 43-101 Technical Report for the Idaho Cobalt Project and has attained all required environmental permits. In addition, the Company continues its operations to meet growing demand for refining services at its Sunshine Precious Metals Refinery. We will continue to seek opportunities to form additional exploration joint ventures in order to reduce shareholder risk. As a mineral exploration and development company, the future liquidity of the Company will be affected principally by the level of exploration and development expenditures and by its ability to raise capital in the equity and debt markets. Pending commercial production from the ICP, the ability of the Company to effectively manage the mine and the hydrometallurgical complex will become the primary criterion for profitability. The Company's current cash position will not be sufficient to fund capitalization expenditures for the construction of the mine, mill and retrofitting of the hydrometallurgical complex.

During the most recently completed fiscal year, the Company's share price attained its 52 week high of $2.87 in April 2009 in response to the perceived strengthening financial markets and a series of positive news releases from the Company regarding the status of the environmental permits for the ICP, as well as continued positive drill results from the Virgin River Project. Subsequently, the share price steadily declined reaching a low of $1.44 in mid-November of 2009. A short lived recovery of the share prices was witnessed later in December and into January. The share price has since steadily declined to its current level of between $1.25 and $1.30, most likely in response to the Company's low trading volume, a weakening cobalt market that existed prior to and just after the metals listing on the London Metals Exchange on February 22, 2010, and a perceived lack of definitive progress in the form of a news release regarding the status of mine finance negotiations. Figure 1: Formation Metals Share Price, March 01, 2009 – May 14, 2010


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Outlook for the Cobalt Market

Fiscal 2009 and 2010 have been turbulent years for most metal prices including cobalt. High purity cobalt rose to nearly US$52/lb in early 2008 and subsequently fell to approximately US$17/lb where it bottomed by calendar year end. Recently cobalt prices have been recovering, and at mid April 2010, were trading at approximately US$23.50 /lb. The crisis in the financial markets has caused significant damage throughout the world but most analysts believe that the effects should only impact markets in the short to medium term. The mid to long term outlook for the cobalt market is expected to remain strong through 2012 and beyond with demand for all types of cobalt (including treatment of intermediates and recycled scrap) by some market participants projected to exceed 100,000 tonnes by 2012.

The Cobalt Development Institute (CDI) estimates, from companies that report to them, that refined cobalt production for 2009 was approximately 59,850 tonnes; however, these estimates do not include production of refined cobalt from companies treating various cobalt-containing intermediate products and scrap who do not report their numbers to the CDI. There is significant potential new cobalt production that could come from the Democratic Republic of Congo (DRC) and various nickel laterite projects; however, many of these projects have been delayed, have suffered massive cost over-runs or have been placed on hold. In addition, the bulk of this possible new production will be in the form of mixed sulfide concentrate, impure cobalt chemicals and low-mid grade metal that will, in many cases, require additional processing.

Very little, if any, of this potential new production is expected to be in the form of high purity cobalt metal. In recent years there has been significant cost pressure in the production of cobalt with CRU Strategies (UK) in past years projecting that "long run marginal costs" would soon be exceeding US$14/lb. Projected increased consumption is due primarily to growing demands in the aerospace, catalyst and rechargeable battery sectors. This is spurred on, in large part, despite the world financial crisis, by the rapid modernization and GDP growth of China and India, utilization of new energy sources and new environmental considerations such as the widespread adoption of hybrid electric vehicles. Figure 2 below outlines cobalt consumption by end use for 2009.

Figure 2: Cobalt Consumption by End Use, 2009:


Other, 4%
Steel, 4%
Organics, 6%
Magnets, 7%
Catalysts, 9%
Pigments, 10%
Hardmetals, 14%
Superalloys, 19%
Batteries, 27%
Other
Steel
Organics
Magnets
Catalysts

Source: CDI 2009

The United States remains the primary consumer of super alloy grade cobalt for the aerospace, land based turbine, rechargeable battery and prosthetic industries. Jet aircraft in the aerospace industry require high purity cobalt metal that is suitable for critical applications in the super alloy sector. Apart from US demand, China is projected, by major players in the aerospace industry, to require 2,600 new commercial jet aircraft worth over US$280 billion over the next 20 years while India is projected to require over 900 jets worth over US$100 billion during the same period. By 2026, an additional 29,000 new aircraft are expected to be required to replace aging fleet craft (10,400 aircraft) and keep up with new demand (18,600 aircraft). In April 2009, Boeing's chief executive said that the current economic slump was an "aberration" that the plane maker would overcome. He told Boeing shareholders at the company's annual meeting "I believe the current downturn is an aberration, a once-in-a-lifetime storm". Earlier this year Boeing announced that they still have an aircraft manufacturer's backlog of more than 3,700 commercial airplanes.

Additional high purity cobalt units are expected to be required for the production of land based gas turbines which generate electricity from natural gas, coal bed methane and other sources. Demand for land based gas turbines (LBGTs) continues to grow despite the global slowdown according to a major US producer of high performance alloys for LBGTs. They predict that global LBGT builds will rise to 1,550 units this year, an increase of approximately 19% from 2008, when around 1,300 of the large size turbines were built. They also predict approximately 1,650 LBGTs/year to be built by 2011-2012. Demand for the turbines is being driven by several factors, including the push for greater power generation capacity in emerging markets, environmental concerns, and growth in so-called micro-turbines as backup sources of power for hospitals and other institutions. Increased build rates are also driving growth in the maintenance, refitting and overhaul business.

In addition, the demand for cobalt in the rechargeable battery sector has grown between 13% and 26% over the last few years, due primarily to increasing demand for hybrid electric vehicles and rapidly expanding wireless technology growth in first and third world countries.

These factors, coupled with the lack of major new mine financings (due to the state of world financial markets, supply problems, and long lead times for new projects) mean that only a small fraction of previously predicted new cobalt production is expected to materialize in the next few years. Recent demands by more than 100 international and local Congolese NGO's for major changes to disadvantageous mining contracts in the DRC has been spearheaded by former U.K. Prime Minister the Right Honorable Anthony Blair. Their goal is not just to ensure higher national revenues, but also to address long-standing community concerns about environmental pollution and compensation for people displaced by mining operations. Additional pressure is being applied to address environmental protection and rehabilitation of land after mining, neither having ever been previously considered in the DRC or in many other parts of the world outside of the US. Adding the costs to deal with these social and environmental concerns and payments of reasonable state taxes would significantly add to production costs in the future. Future resource nationalization and royalty issues could also have an increasing effect on new potential production as almost half of the world's cobalt reserves and resources are in the DRC. In mid April 2010, the DRC once again implemented new laws to restrict the export of concentrates and intermediate cobalt and copper products. If this holds, then large amounts of new capital will be required to transform these cobalt units into finished end products for export. Recent published estimates have China importing over 20,000 tonnes / year of cobalt units contained within these concentrates and intermediate cobalt products. If this export ban holds, China will need to have all of these cobalt and copper units processed in the DRC before the units can be exported.

The long term average price of cobalt from 1980 to 2009, (in 2009 dollars) was over US$22 /lb. Management believes that this figure represents a conservative view of future cobalt prices. Potential for cobalt prices, especially high purity metal, to return to new highs is considered very likely. For reference on historical and present cobalt prices see Figure 3.

Figure 3: Cobalt Price, US $/lb


Cobalt min 99.8% - aerospace application - By www.metal-pages.com
60.00
50.00
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0.00
$/lb
02/01/2007
15/05/2007
25/09/2007
12/02/2008
24/06/2008
04/11/2008
24/03/2009
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Date range
METAL-PAGES

Source: www.metal-pages.com

High Purity Cobalt Market

Cobalt used for the production of super alloys for critical applications must be of the highest purity and must meet strict specification requirements in terms of chemical content. Such specifications relate not only to the level of purity but more importantly, impose strict maximum levels measured at the parts per million (ppm) levels for specific impurities and other trace elements.

The Company's technical staff and consultants utilizing various reliable industry sources project that the total amount of cobalt metal produced annually is approximately 21,000 – 23,000 tonnes. Of this approximately 8,500 to 9,500 tonnes are suitable for super alloy applications. Of this number, only 5,600 tonnes are suitable for critical applications in the super alloy sector. Annual consumption of cobalt metal in the super alloy sector is widely reported to be around 13,200 tonnes / year. The ICP is projected to produce approximately 1,500 tonnes annually of high purity cobalt metal, which represents just over 10% of the existing high purity cobalt metal market. These figures indicate that a substantial shortfall exists for cobalt suitable for super alloy applications and is likely to continue into the future. This is the material the ICP is planning on producing. The US presently consumes almost 60% of all available super alloy cobalt, with the aerospace industry accounting for 64% of its use worldwide and land based turbines accounting for an additional 26% of world consumption (Figure 4). According to the US Geological Survey, the US currently produces no cobalt metal of any grade.

Figure 4: Consumption of Super Alloy Cobalt by Region and Industry


Others 7%
Asia 8%
Europe 27%
USA 58%
Oil + Gas 2%
Tools 2%
Automotive 6%
Land-Based Turbines 26%
Aerospace 64%

By Region, 2006 By Industry, 2007

Source: Roskill

Vale and Xstrata account for over 90% of present production of high purity cobalt, with some industry analysts reporting that Glencore (controlling shareholder in Xstrata) now controls up to 40% of all global cobalt units (including all grades). Xstrata is reporting lower production quantities, likely due to reduced availability of feed, while consumption of high purity cobalt continues to increase.

Although there are various potential new entrants to the cobalt market, most will likely be supplying intermediate concentrate, impure cobalt chemicals or low-mid grade metal. Recent changes in export laws in the DRC may require substantial capital to convert concentrates and intermediates into finished cobalt and copper products but these will not be new units and will likely be at the lower quality end of the spectrum. There will be few, if any, high purity cobalt market entrants, aside from Formation Metals Inc.

In addition, while the Company owns the Big Creek Hydrometallurgical Complex which is expected to produce high purity cobalt metal, other potential producers would face constructing expensive new refineries with considerably greater risk than that of modifying an existing one. It is estimated that modifying an existing refinery is 1/3 to 1/2 the cost of building a new facility and in fact there are few, if any, existing refineries available for retrofitting. A new refinery could also face many potential commissioning problems including not meeting design capacity.

Factors Affecting New Production:

Many factors that can negatively affect new production and future production forecasts are generally related to the location of possible new mines and that location's geo-political situation, world financial markets, the rising cost of materials and increasingly stringent regulatory and environmental requirements.

These include:

- DRC mining contract reviews / changes / corruption
- New DRC value added/ export ban policy
- Power problems in DRC
- Shortage of skilled manpower and specialized equipment
- Country risk and resource nationalization issues have increased
- China's new investments in DRC may have negative impact on western companies
- Significant new taxes and royalties being brought in or been suggested in many countries
- Credit market concerns
- US weakening dollar and associated rise in other countries
- Capitalization cost increases to place new mines into production – leading to delay or cancellations
- Rapidly rising long run marginal industry costs
- Costs to permit and construct new refineries rising and few new refineries are planned
- Significant recent-past increases in oil, freight, labor and acid costs
- Imports to China of raw cobalt ore and concentrates in 2006 of around 26,000 tonnes from less than 3,000 tonnes in 2001. This came mostly from the DRC and has now been banned by the DRC Government and needs to be replaced
- Nickel market in surplus, even with numerous mines being shut down, more production of low nickel stainless steel (may impact rate of new high capital cost nickel laterite production)
- There are both technical and commercial barriers for supply of high purity cobalt for super alloy applications, especially critical applications
- Possible new social and environmental requirements with associated costs in third world countries to eventually match those in the US
- Usually requires vertical integration from mining to refining to produce high purity cobalt metal

Production

There have not been significant changes with regards to the global cobalt production profile over the last few years as production is mainly derived as a co-product of the mining and processing of copper and nickel ores, but advances in hydrometallurgical extraction techniques and improved prices have seen the development of more primary cobalt projects. One major exception is the vast amounts of raw cobalt units, in the form of hetrogenite ore, imported into China from the DRC. These shipments have included upward of 15,000 to 20,000 tonnes of contained cobalt per annum, which are all based on cobalt economics. This significant trade has been greatly reduced because of falling grades, increased shipping costs and recent changes to the DRC Mining Code making these shipments illegal.

The breakdown of refined cobalt production sources is as follows: Nickel Industry: 48%, Copper Industry & Other: 37% Primary Cobalt Operations: 15%

Recovery from secondary sources of cobalt can occur through the introduction of recycled material but this is only economic at higher cobalt prices. Recent much higher cobalt prices meant that a lot of this type of recovery occurred and little stockpiled material remains. The final products can be cathodes, powders, oxides, salts or solutions.

The following table outlines CDI published production figures from 2003 through 2009:

Table 1 – CDI Members Refined Cobalt Production (Tonnes) - 2009

Member Companies	2003	2004	2005	2006	2007	2008	2009
BHPB/QNPL Australia[1]	1800	1900	1400	1600	1800	1600	1700
CTT, Morocco	1431	1593	1613	1405	1591	1711	1600
Eramet France	181	199	280	256	305	311	368
Gecamines, DRC[2]	1200	735	600	550	606	300	415
ICCI, Canada	3141	3225	3391	3312	3573	3428	3721
OMG, Finland	7990	7893	8170	8580	9100	8950	8850
Sumitomo, Japan	379	429	471	920	1084	1071	1332
Umicore, Belgium[3]	1704	2947	3298	2840	2825	3020	2150
Vale Inco, Canada	1000	1562	1563	1711	2033	2200	1193
Xstrata (Norway)	4556	4670	5021	4927	3939	3719	3510
Zambia[4]	4570	3769	3648	3227	2635	2591	235
Total	**27952**	**28922**	**29455**	**29328**	**29491**	**28901**	**25074**

(1) BHPB 700mt Jan - Jul and Queensland Nickel Pty (QNPL) 1000mt Aug - Dec (2) Estimate for 2008 (3) Includes UMICORE Chinese production (4) Chambishi Metals plc

Table 2 – Other Refined Cobalt Production/Availability (Tonnes) - 2009

Non-Member Companies	2003	2004	2005	2006	2007	2008	2009
China[5]	4576	8000	12700	12700	13245	18239	23138
India[6]	255	545	1220	1184	980	858	1001
Katanga Mining, DRC	0	0	0	0	0	749	2535
Kasese, Uganda	0	457	638	674	698	663	673
Minara, Australia	2039	1979	1750	2096	1884	2018	2350
Mopani Copper, Zambia[7]	2050	2022	1774	1438	1700	1450	1300
Norilsk, Russia[8]	4654	4524	4748	4759	3587	2502	2352
South Africa	285	300	214	257	307	244	236
Votorantim, Brazil	1097	1155	1136	902	1148	994	1012
Total	**14956**	**18982**	**24180**	**24010**	**23549**	**27717**	**34597**
DLA Deliveries	1987	1632	1199	294	617	203	180
Total Supply	**16943**	**20614**	**25379**	**24304**	**24166**	**27920**	**34777**

(5) Excludes Umicore's refined production in China. (6) Includes estimate for part of 2nd half 08 production (7) Estimated production. (8) Norilsk ceased to be a CDI member in 2009

According to the CDI (2009), in the past 7 years refined cobalt production had been growing at an average rate of 2,725 tpy ("tonnes per year") and in the past 4 years this has increased to an average of 3,230 tpy, mainly as a result of the phenomenal increase in Chinese output since 2003. China has mostly utilized raw ore and intermediate materials imported from the DRC. This increasing output went mainly into satisfying a huge increase in Chinese demand as that market moved into industrial overdrive. From 2000 to 2006 China managed to increase its own production of refined, lower grade, cobalt ten-fold from 1,200 tonnes to 12,700 tonnes. During 2007 and 2008, China's production increased to 18,239 tonnes, largely through the import of raw ore material from DRC. China has a large capacity to produce lower grade refined cobalt, but lacks the raw material supply. In April 2010, the CDI estimated that 2009 cobalt production increased 5.3% with Chinese production estimated at 23,138 tonnes or an increase of around 5,000 tonnes from 2008. It also produced very limited amounts of higher purity cobalt materials. With changes in the DRC, China will need to replace most if not all of this raw ore with intermediates and impure chemical products much of which is expected to eventually also come from the DRC when new mines are built or capital to expand crude processing plants in the DRC can be obtained. Any upheaval in the DRC could likely have a devastating impact on China's ability to source the cobalt units that they require and result in soaring cobalt prices.

At the same time there has also been a continuous rundown in strategic stockpiles over the years, to the extent that the US Defense Logistics Agency (DLA) stocks stood at only 293 tonnes on December 31, 2009. Little if any cobalt is apparent in other stockpiles. Couple this with the restriction on the export of unprocessed raw material from the DRC and Norilsk's agreement to sell their cobalt units to OMG Group (decreased metal production and supply in the hands of fewer market participants) and it is understandable why cobalt prices could increase.

Recent strikes, technical problems, and announced shut downs at mines in DRC, Zambia, Australia, Canada and elsewhere, combined with problems at Xstrata's refinery in Norway, all impact current cobalt production. Decreased nickel mining activity around the world, decreased copper mining in Zambia and DRC and reduced processing of raw ore cobalt material in China is expected to impact cobalt availability in 2010 and may lead to shortages later in the year and in future years. Many industry experts predict that the cobalt business in China will likely undergo a major rationalization process in the next year or two.

Consumption:

Cobalt demand has grown at a compound annual rate of about 6.6% for the past 10 years (according to the CRU) and at significantly higher rates in the more recent years as a result of the increased demand for chemicals in China, mainly for rechargeable batteries. According to Roskill (2007), the growth in battery consumption was 26%, catalyst consumption increased by 13% and magnets by 2%, almost exclusively driven by China. The CDI estimates that consumption in 2009 decreased for the first time in many years and was down around 8% from the previous year. This is a similar trend to the base metals and is expected to be temporary. A significant increase in the production of batteries for hybrid electric vehicles is presently predicted because of new environmental concerns and the recent high cost of gasoline.

Much uncertainty exists as to what battery system will ultimately win out for mass production of hybrid and plug-in electric vehicles, however, many systems require a significant component of cobalt. Several new potential applications may also increase cobalt consumption.

Superalloy consumption remains strong as a result of increasing demand for passenger airliners, defense procurement and turbines for gas fired power stations. The US remains the largest market for superalloys, accounting for approximately 60% of that sector's consumption. Most of the "green energy" systems being touted in the western world, and especially the USA, require cobalt in some form or another, all of which will have to be imported.

The use of cobalt in catalysts is becoming more important and growing where it has uses in industrial applications for textiles. In addition, the increased use of cobalt in the oil industry as a catalyst for refining and hydro-treating and in Gas to Liquid ("GTL") and possibly Coal to Liquid ("CTL") projects is becoming increasingly more important.

2010 and Beyond:

A potentially significant development occurred in February 2010 when cobalt metal with a minimum specification of 99.3% was added to the London Metal Exchange (LME). This has now established a futures market for cobalt and many believe will lead to a more transparent market.

The published production predictions do not take into account the practical implications of what can occur, considering the factors outlined earlier, that could affect future production. A few proposed projects will proceed as planned and predicted, while many others may fall victim to escalating costs, lack of financing, lack of infrastructure and other concerns that will delay or postpone them indefinitely.

In addition, unpublished consumption, for example China's previous consumption of heterogenite ore from the DRC, which has since been significantly curtailed by recent DRC government legislation, and lower cobalt prices, also adds to market imbalance.

Future Demand:

Cobalt demand has been growing at a compound rate of some 6.6% since 1996 and looking ahead there may be some industrial slow down, but continued growth is expected. Figure 5 below outlines demand expectation for cobalt.

Figure 5: Expected cobalt consumption versus production through 2012.



120000
100000
80000
60000
40000
20000
0
2005
2006
2007
2008
2009
2010
2011
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Consumption
Production

(DeBeer, 2005, 2007)

Chemicals:

Strong demand is anticipated for rechargeable batteries, for wireless devices and hybrid and electric vehicles, as environmental standards grow more stringent. A 12% growth forecast is predicted by industry analysts, largely driven by China and other Asia growing economies. Analysts continue to speculate which battery type and chemistry will dominate the future green vehicle market. One promising trend has manganese replacing some of the cobalt in traditional Lithium Ion batteries bringing their cobalt content down to between 10% - 20% cobalt by weight from earlier versions that were up to 60% cobalt by weight. This has several advantages including, reduced costs, longer life and safer batteries. We believe this is a very positive development for cobalt. It reduces the costs of cobalt per battery and could lead to massive new amounts of cobalt being required. To put things in prospective, the Toyota Prius presently utilizes a nickel metal hydride battery system that contains only about 5% cobalt by weight, therefore a change to a nickel-cobalt-manganese (NCM) battery for all future expanded green vehicle production would double to four fold cobalt content per each vehicle.

Superalloys:

There is strong demand for civilian and military aircraft together with firm demand for gas turbines for electrical power generation. The discovery of massive amounts of shale gas situated near populated regions in the USA and other areas could lead to even more new gas generated power plants. There is also an increase in demand for diesel, turbo, and supercharged engines. A growth of about 5% per year is likely in this sector according to the CDI.

Similar growth is expected in other sectors such as hardmetals, magnets, pigments, catalysts in the oil industry, driers, soaps and tire adhesives. In addition, the development of GTL/CTL projects could add significant demand to cobalt production over the next several years.

Future Production:

In spite of recent world financial instability and related slowdown, there is a positive mid and longer term outlook for cobalt demand across the end-use spectrum, and continued growth is expected to be seen particularly in batteries, catalysts, super alloys and magnets as China and India continue their industrial development. Current refined production tracked by the CDI is about 59,850 tonnes.

These figures do not include production of refined cobalt from companies treating various cobalt containing intermediate products and scrap or those who do not report their numbers. It is apparent from using either industry analyst or CDI figures that a significant forecast shortfall is likely to occur and needs to be made up with new production. As more projects get shelved or if problems in the DRC escalate, this problem may be greatly increased.

The bulk of potential new production has been predicted to come from a number of projects in the DRC. Most of this production has now been pushed out from the years previously predicted and is now not expected to be available until late 2011 or 2012 or later. This potential production will only materialize if the DRC can maintain stability, copper prices are attractive, cobalt prices improve and the massive amounts of mine finance required can be secured.

In 2008, the CDI reported that Vale's nickel projects Goro in New Caledonia and Onca Puma in Brazil were slated to begin their nickel production by the end of 2008/2009. Both these projects have been delayed and are still not in production. Vale's Vermelho nickel/cobalt project in Brazil is into the implementation phase and could produce some cobalt when operational but it has also been delayed according to some reports. In addition, Cuba has announced that they will move ahead, with the help of Venezuela, to build a ferro-nickel plant. This facility would produce significant amounts of nickel but no cobalt. According to the CDI, the Americas may contribute approximately 15%, while Australasia and Asia are forecast to provide 15% and 5% respectively of the projected new production.

Of all the new projects, Africa could contribute by far the largest proportion of cobalt production, about 65%, mainly from the DRC. Thus, as previously discussed, the bulk of possible future production should be the most heavily discounted and this adds great uncertainty to future production estimates.

Conclusion

Cobalt consumption has undergone a long period of sustained growth since the beginning of the new millennium and this growth appears set to continue. The anomaly of reduced consumption that occurred in 2009 is expected to now be behind us. However, given the continuing robust demand and constrained availability of raw material before projects come on stream, it is possible that there could be a period of volatility apparent in the market during the short-term. Cobalt has been impacted with the recent world financial crisis but appears to have bottomed and is expected to recover in future months.

The long term average price of cobalt from 1980 to 2009, (in 2009 dollars) was over US$22/lb. Management believes that this figure represents a conservative view of future cobalt prices. Potential for cobalt prices, especially high purity metal, to return to new highs is considered to be very probable.

With increasing external costs associated with mining, such as energy, labor (including availability and skills), structural material costs, increased borrowing costs etc, together with extended lead times for critical parts and equipment, it is highly likely that many capital and operating costs will still need to be revised upward in the future, projects will take longer to bring on stream and marginal costs of production could well increase in the future. Resource nationalism issues and threatened new royalties from many different cobalt producing countries may also have significant impact on future developments. Implementation of western environmental standards, bonding and mine rehabilitation would impose significant new costs in many third world countries. These protections are controls that responsible consumers should insist upon in order to bring an end to the poor practices and destruction caused in the past and that which is still commonly occurring at operations outside the US.

The medium term outlook for the cobalt market remains positive and provided that global industrial development starts to recover and then maintains its historical growth momentum (largely influenced by China/Asia), then the longer term outlook for the cobalt market would appear favorable. Many potential new environmental applications for cobalt could also significantly increase cobalt consumption in the developed world.

The Company believes that the development of the Idaho Cobalt Project is well timed to capitalize on the growing demand for cobalt, in particular high purity metal. Being located in the United States provides close proximity to customers, cost effective access to resources and stable operating standards. Cobalt being added to the LME also enhances product marketing because it establishes a futures market to utilize when needed and provides for more transparent pricing information.

1.3 Selected Annual Information

The Company's results of operations, financial position and sources and uses of cash in the current and future periods reflect management's focus on the following key areas:

- Capital Allocation – Capital spending has been, and will continue to be directed toward the creation of an integrated mining, production, refining and marketing operation to service the precious metals refining industry and the world's growing cobalt market.
- Raising Capital – The financial statements reflect the emphasis of management on sourcing the cash resources to fund our operating and investing activities and to eliminate debt.

In Management's view, given the nature of the Company's business and stage of development, the most meaningful financial information concerning the Company relates to its current liquidity and capital resources. The following is a summary of the results of the Company's operations and activities for its last completed financial periods.

Selected Annual Information:

	2010	%	2009	%	2008	%
Revenues	$ 6,643,640	-30%	$ 9,463,302	26%	$ 7,483,870	-1%
Cost of revenue	5,600,367	-44%	9,993,839	61%	6,208,738	-7%
	1,043,273	297%	(530,537)	-142%	1,275,132	38%
Stock-based compensation	$ 401,204	234%	$ 120,049	-96%	$ 2,867,123	383%
Foreign Exchange loss (gain)	1,533,378	-191%	(1,692,045)	-319%	772,284	-547%
Depreciation	307,954	-26%	418,417	8%	387,425	-29%
All other General & Admin expenses	3,574,824	50%	2,386,153	56%	1,526,444	21%
Net loss	$ (4,774,087)	171%	$ (1,763,111)	-52%	$ (3,691,579)	-203%
Basic and diluted earnings (loss) per share	(0.14)		(0.06)		(0.13)	
Total assets	$ 76,261,890		$ 71,560,350		$ 72,518,083	
Total liabilities	$ 3,510,053		$ 2,798,037		$ 2,574,708	
Cash dividends declared per-share for each class of share	nil		nil		nil	

1.4 Results of Operations

Financial Results of Operations February 28, 2010 and February 28, 2009

Net consolidated loss in fiscal 2010 was $4,774,087 or ($0.14) per share compared with a loss of $1,763,111 or ($0.06) per share in fiscal 2009. The increased loss in fiscal 2010 was primarily a result of unfavourable exchange rate losses resulting from the US currency weakening against the Canadian currency during the year amounting to a foreign exchange loss of $1,533,378 compared to a gain in fiscal 2009 of $1,692,045. In addition, financing charges of $1,674,234 were incurred as a result of delays in the ICP mine financing in fiscal Q4 2010 which was an increase over the $881,646 of financing charges incurred in fiscal 2009. These large expense increases offset improved operating margins at the Company's Sunshine Precious Metals refinery which amounted to $1,043,273 in fiscal 2010 compared to negative operating margins in fiscal 2009 of $530,537.

Revenue, in fiscal 2010, which consists entirely of refinery sales at the Company's Sunshine Precious Metals Refinery, was $6,643,640 compared to $9,463,302 in fiscal 2009. Gross revenue and cost of sales reflect an average foreign exchange rate of 1.1106 Canadian to US dollars which was relatively consistent with the 1.1055 average rate in fiscal 2009.

The refinery operations generate revenue from either toll material or purchased material. The Company's objective is to principally generate revenue from toll material; however, given the value of the precious metals being refined, credit conditions sometimes required the Company to purchase the material from customers. Toll material fees vary by customer and can consist of straight fees and/or "retainage", (the retention of some of the refined product). Purchased material generally has a similar value attributed to the refining process as toll but requires the recognition of the sale at the gross value in accordance with generally accepted accounting principles. The Company enters into forward sale contracts in those situations where it does purchase material to eliminate exposure to silver and gold price fluctuations.

The Company recognized $1,679,373 of revenue from toll material refining fees in fiscal 2010 compared to $1,544,412 of revenue from toll material refining fees in fiscal 2009. The 9% increase in revenue in fiscal 2010 was primarily a result of an increase in gold processing volumes as a result of new customer acquisitions. Tolling fee prices remained generally consistent between fiscal 2010 and fiscal 2009.

The Company recognized $4,905,037 of revenue from the sale of 4,412,700 troy ounces of silver purchased material at an average price of US$17.32 per troy ounce and the sale of 377 troy ounces of gold at an average price of US$832.47 per troy ounce during fiscal 2010 compared to $7,807,252 of revenue from the sale of 3,830,607 troy ounces of silver purchased material at an average selling price of US$13.96 per troy ounce and 1,212 troy ounces of gold purchased material at an average selling price of US$852.82 during fiscal 2009.

The Company recognized $59,230 of other by-product revenues comprising mostly copper sulfate sales in 2010 compared to $111,638 in fiscal 2009.

Cost of refinery revenues in fiscal 2010 were $5,600,367 compared to $9,993,839 in fiscal 2009. Cost of revenues consist of cost of goods sold out of inventory at the previous months average cost per ounce, other direct operating costs, allocated overheads and inventory write-downs to market. The operating margin was $1,043,273 in fiscal 2010 as compared to a negative margin of $530,537 in fiscal 2009 as a result of the financial market collapse. This improvement in cost of refinery revenues was primarily a result of a $1,685,449 decline in inventory write offs taken in fiscal 2009. Net operating margins are expected to continue to increase as the refinery continues to expand and optimize operations.

Stock-based compensation in fiscal 2010 was $401,204 compared to $120,049 in fiscal 2009. The increase in this non-cash charge in fiscal 2010 was primarily a result of granting 678,569 fully vested options in Q1 2010.

Foreign exchange (loss) gain in fiscal 2010 was ($1,533,378) as compared to a gain of $1,692,045 in fiscal 2009. This fluctuation related to the weakening US dollar versus the Canadian dollar over the year.

Depreciation for fiscal 2010 was down 26% to $307,954 from $418,417 in fiscal 2009 mainly as a result of slowing equipment purchases in fiscal 2010 until such times as the ICP financing can be completed.

Other general and administrative expenses in fiscal 2010 totaled $3,574,824 which represents a 50% increase from fiscal 2009 of $2,386,153. This increase is primarily a result of expensing $1,674,234 of deferred financing costs associated with postponing the ICP financing. Office expenses were $327,296 in fiscal 2010 compared to $293,238 in fiscal 2009. Accounting and audit fees were $323,872 in fiscal 2010 compared to $270,688 in fiscal 2009 as a result of increased audit fees associated with quarterly reviews necessary for financing requirements. Legal fees decreased to $77,450 in fiscal 2010 from $151,230 in fiscal 2009 as a result of reduced legal work required in 2009 on revisions to the Company's Annual Information Form and Management Discussion and Analysis. Shareholder information increased to $131,925 in fiscal 2010 compared to $116,767 in fiscal 2009 as a result of additional news and investor relations activities. Advertising and promotion increased to $65,137 in fiscal 2010 compared to $51,416 in fiscal 2009 as a result of increased travel associated with investor awareness programs. Listing and filing fees were up nominally to $49,266 in fiscal 2010 compared to $44,286 in fiscal 2009 as a result of increased filing fees.

Write-down of mineral property for fiscal 2010 was $nil compared to $348,535 fiscal 2009 as in the prior year management determined that the El Milagro property was impaired and accordingly wrote-down the property.

Other income for fiscal 2010 was $71,924 compared to $158,480 in fiscal 2009 and was comprised mostly of interest income. The reduction was a result of lower cash balances in fiscal 2010 compared to 2009.

There were no dividends declared in fiscal 2010.

Future income tax expense for fiscal 2010 was $635,769 compared to $65,000 in fiscal 2009. The fiscal 2010 future income tax expense arose principally on the expiry of certain US operating losses while the 2009 future income tax expense was related to the recognition of the future tax liability resulting from the 2009 flow through financing.

Financial Results of Operations February 28, 2009 and February 29, 2008

Net consolidated loss in fiscal 2009 was $1,763,111 or ($0.06) per share compared with a loss of $3,691,579 or ($0.13) per share in fiscal 2008. The reduced loss in fiscal 2009 was primarily a result of decreased stock-based compensation charges to $120,049 compared to $2,867,123 in fiscal 2008. The 2008 stock based compensation charge was as a result of a large issuance of fully vested stock options. In addition, in fiscal 2009 the Company recorded a foreign exchange gain of $1,692,045 compared to a foreign exchange loss in 2008 of $772,284 as a result of the relative strengthening of the US dollar compared to the Canadian dollar in fiscal 2009. Offsetting these were $881,646 of financing costs that were expensed as a result of postponing the Company's financing associated with the ICP project, $348,535 of mineral property write-downs associated with the Minera Terranova properties and $1,685,449 associated with inventory mark downs to net recoverable value resulting from declining silver prices in the quarters ended August 31, 2008 and November 30, 2008.

Revenue, in fiscal 2009, which consists entirely of refinery sales at the Company's Sunshine Precious Metals Refinery located in the United States was $9,463,302 compared to $7,483,870 in fiscal 2008. Gross revenue and cost of sales reflect an average foreign exchange increase of 5.7% associated with the relative strengthening of the US dollar compared to the Canadian dollar in fiscal 2009 compared to fiscal 2008.

The refinery operations currently generate revenue from either toll material or purchased material. The Company's objective is to principally generate revenue from toll material; however, given the value of the precious metals being refined, credit conditions sometimes required the Company to purchase the material from customers. Toll material fees vary by customer and can consist of straight fees and/or "retainage", (the retention of some of the refined product). Purchased material generally has a similar value attributed to the refining process as toll but requires the recognition of the sale at the gross value in accordance with generally accepted accounting principles. The Company enters into forward sale contracts in those situations where it does purchase material to eliminate exposure to silver and gold price fluctuations.

The Company recognized $1,544,412 of revenue from toll material refining fees in fiscal 2009 compared to $1,795,615 of revenue from toll material refining fees in fiscal 2008. The 14% decrease in revenue in fiscal 2009 was a result of a decrease in receipts of pre-1965 silver US coins, the supply of which is very dependent on the price of silver. Refining fee prices remained generally consistent between fiscal 2009 and fiscal 2008.

The Company recognized $7,807,252 of revenue from the sale of 431,914 troy ounces of silver purchased materials at an average selling price of US$13.96 per troy ounce and 1,212 troy ounces of gold at an average selling price of US$852.82 per troy ounce and sales of $107,580 in copper sulfate in fiscal 2009 compared to $5,675,909 of revenue from the sale of 382,245 troy ounces of silver purchased materials at an average selling price of US$13.04 per troy ounce and 543 troy ounces of gold purchased material at an average selling price of US$814.87 per troy ounce in fiscal 2008.

The Company recognized $107,579 of other by-product revenues comprising mostly copper sulfate sales in fiscal 2009 and had no sales of copper sulfate in fiscal 2008.

Cost of refinery revenues in fiscal 2009 were $9,993,839, a relative increase of 35% compared to $6,208,738 in fiscal 2008. Cost of Revenues consist of cost of goods sold out of inventory at the previous months average cost per ounce, other direct operating costs, allocated overheads and inventory write downs to market. The operating margin was $(530,537) in fiscal 2009 as compared to a margin of $1,275,132 for fiscal 2008. This increase in cost of refinery revenues was primarily a result of a $1,685,449 inventory write down in the second and third quarters associated with the decline in the market value of silver. Net operating margins are expected to continue to increase as the refinery continues to expand and optimize operations.

Stock based compensation in fiscal 2009 was $120,049 compared to $2,867,123 in fiscal 2008. The decrease in this non cash charge in fiscal 2009 was a result of a nominal number of option grants as well as the use of vesting stock options whereas in 2008 the Company granted 8,870,000 stock options to attract and retain new senior operations management, directors, officers, employees and consultants in anticipation of progressing with the ICP which vested immediately.

Foreign exchange (loss) gain in fiscal 2009 was $1,692,045 as compared to a loss of ($772,284) in fiscal 2008. This fluctuation related to the strengthening US dollar versus the Canadian dollar over the year.

Depreciation for fiscal 2009 was up 8.0% to $418,417 from $387,425 in fiscal 2008 mainly as a result of increased equipment purchases in the first and second quarters of fiscal 2009 associated with the development of the ICP project.

Future income tax expense for fiscal 2009 was $65,000 compared to $46,158 in fiscal 2008 and was for the temporary difference in future tax assets and liabilities relating to the issuance of flow-through shares.

Other general and administrative expenses in fiscal 2009 totaled $2,386,153 which represents a 56% increase from fiscal 2008 of $1,526,444. This increase is primarily a result of expensing $881,646 of deferred financing costs associated with postponing the ICP financing. Administration costs were down by $187,935 as a result of salary reductions of up to 30% to preserve company resources until such time as the ICP is permitted and financed.

Office expenses were up to $293,238 compared to $276,827 in fiscal 2008 as a result of additional staff being hired. Accounting and audit fees were down to $270,688 in fiscal 2009 compared to $323,932 in fiscal 2008 as a result of less tax planning work performed and lower salaries in fiscal 2009. Legal fees increased to $151,230 in fiscal 2009 from $94,501 in fiscal 2008 as a result of additional legal work for the Annual Information Form and revisions to the Company's Management Discussion and Analysis. Shareholder information increased to $116,767 in fiscal 2009 compared to $96,639 in fiscal 2008 as a result of hiring additional staff to assist with investor relations. Advertising and promotion decreased to $51,416 in fiscal 2009 compared to $136,531 in fiscal 2008 as a result of decreased travel associated with investor promotion. Listing and filing fees were up notionally to $44,286 in fiscal 2009 compared to $35,459 in fiscal 2008 as a result of increased filing fees. Travel costs were down to $10,575 in fiscal 2009 compared to $40,755 in fiscal 2008 as a result of fewer trips for board and executive meetings. The Company implemented cost reduction measures over the last six months to weather the economic downturn and to preserve company resources.

Write-down of mineral property for fiscal 2009 was $348,535 compared to $nil for fiscal 2008 as management determined that the El Milagro property was impaired and, as such, a write-down for financial statement purposes was required.

Other income for fiscal 2009 was $158,480 compared to $632,723 in fiscal 2008 and was comprised mostly of interest income. The reduction was a result of lower cash balances in fiscal 2009 compared to 2008.

There were no dividends declared in fiscal 2009.

1.5 Summary of Quarterly Results

Financial Information in thousands (000's) (except per share information)

For the quarters ended 2010/2009	February 28	November 30	August 31	May 31
Revenues	1,817	3,755	628	444
Cost of revenue	(2,187)	(2,879)	(360)	(174)
Margin	(370)	876	268	270
Stock based compensation	(14)	(5)	(2)	(380)
Foreign exchange (loss) gain	(60)	(314)	(202)	(957)
Depreciation	(79)	(78)	(76)	(75)
All other G&A expenses	(2,023)	(291)	(411)	(285)
Other income	49	5	10	8
Net (loss) income	(3,134)	193	(413)	(1,420)
(Loss) income per share	$(0.09)	$0.01	$(0.01)	$(0.05)
Total assets	76,262	77,862	76,906	77,504
Total liabilities	(3,510)	(1,999)	(1,241)	(1,467)

For the quarters ended 2009/2008	February 28	November 30	August 31	May 31
Revenues	2,425	533	1,177	5,328
Cost of revenue	(2,254)	(1,487)	(1,742)	(4,511)
Margin	171	(954)	(565)	817
Stock based compensation	(70)	(15)	(26)	(9)
Foreign exchange (loss) gain	186	974	528	4
Depreciation	(109)	(108)	(102)	(99)
All other G&A expenses	(464)	(1,029)	(330)	(357)
Mineral property write-down	(349)	0	0	0
Other income	(19)	31	61	85
Net (loss) income	(669)	(1,101)	(434)	441
(Loss) income per share	$(0.02)	$(0.04)	$(0.01)	$0.02
Total assets	71,560	73,452	72,686	73,261
Total liabilities	(2,798)	(4,413)	(2,560)	(2,792)

Quarterly variations are not generally seasonal but are conditional on property development activities and refining operations. The Company's refining feed comes from a variety of different sources including recycled coins as well as doré. Company refining operations run year round. Quarterly revenue and cost of sale variations are subject to the market demand for refining services and have fluctuated significantly over the last eight quarters as the Company has expanded its refining operations during this time. In addition, the quarterly revenue and cost of sales have varied significantly depending on whether the refining services were rendered on metal inventory that the Company took ownership of (purchased), or refining services rendered on behalf of third parties (tolled). Other significant quarterly variances recognized by the Company include stock based compensation which results in large one time expense recognition in the quarters in which the options are granted fully vested. Significant foreign exchange fluctuations can also result in material quarterly fluctuations. The remaining expense items have generally been consistent from quarter to quarter with a general increasing trend, as refining operations have expanded. Quarterly results are anticipated to increase going forward as the Company begins development of the Idaho Cobalt Project. The pace of property development on the Idaho Cobalt Project will be subject to weather conditions.

1.6 Liquidity

February 28, 2010 and February 28, 2009

The Company's working capital as at February 28, 2010 was $988,024 compared with $1,469,438 at February 28, 2009. The decrease during the year was a result of continued mineral property expenditures of $3,267,539, property, plant and equipment purchases of $2,344,669 primarily associated with preparing for development of the ICP, and net operating cash outflows $4,101,029.

During fiscal 2010, the Company received proceeds of $8,620,500 from private placement financings. The Company was planning on completing a larger financing in anticipation of the permitting of the ICP but this was postponed as a result of unfavorable financing terms. The Company continues to proceed with efforts to secure project finance for the ICP.

For fiscal 2010 the Idaho Cobalt Project expenditures were $3,500,266 compared to $6,174,424 expended during fiscal 2009. These expenditures are expected to increase once the ICP mine is financed and construction commences. Purchases of property, plant and equipment were $2,344,669 during fiscal 2010 compared to $3,423,992 during fiscal 2009 with the decrease attributable plant and equipment purchases at the mine and mill including concentrator and crusher buildings, flotation cells, concentrator scales, cyclopac, main transformer and bridge crane.

Precious metal inventory was $2,893,063 at February 28, 2010 compared to $2,154,417 at February 28, 2009 and consists of silver and gold held either at the Sunshine Refinery or in pooling accounts with financial institutions, which allow the Company to purchase precious metals without actually taking delivery.

The prepaid expenses and deposits were down to $52,253 at February 28, 2010 compared to $73,249 at February 28, 2009.

Accounts payable and accrued liabilities were $2,763,126 at February 28, 2010 compared to $2,686,879 at February 28, 2009 which is relatively consistent with the prior year.

The Company's future profitability and cash flows are significantly dependent on the approval, financing, development and operation of the Idaho Cobalt Project. The total estimated cost to construct and commission both the mine / concentrator and the cobalt production facility as per the July 2007 feasibility study was US$138.7 million. This total amount consists of approximately US$13.2 million for mine development and equipment, US$61.8 million for the concentrator and concentrator infrastructure, US$63.7 million for the hydrometallurgical plant which includes mechanical and electrical equipment, construction materials, labor and labor supervision, and contracted direct and indirect costs for these facilities. There has been in excess of $15 million in costs incurred to date for engineering services and deposits on equipment. Management is currently undergoing an engineering cost study to determine the remaining costs to construct and commission both the mine /concentrator and cobalt production facility. Total bonding requirements will be negotiated with the agencies as the Record of Decision gets implemented. Initial Forest Service bonds were set at US$8,952,847, in three phases, for surface reclamation and US$20,572,476 for long term water treatment. An additional bond for removing water treatment facilities was set at US$157,359. The Company agrees with the amounts and structure for surface bonding and is not contesting them.

The company does not agree with the amounts or structure of the water bonding initially requested by the local Forest Service office. The Company believes that the amount of money suggested is excessive based on the hydrological science of the project, the duration suggested is excessive based on the hydrological and geochemical science of the project and the discount rates utilized to calculate the initial suggested bond were arbitrarily and capriciously set at a low rate for such calculations to be based. Discussions continue with regional authorities of the Forest Service to significantly reduce the amounts required to those that are science based and follow Forest Service guidelines. The Company has extensive, almost ubiquitous support, from local, state and federal elected officials to have the Forest Service correct their initial water bonding calculation and determine a more reasonable bond amount based on the actual science of the project.

The Company will need external financing to complete this project which may include senior debt, bonds or equipment financing, equity, revenue bonds, off take agreements, volumetric production payment agreements or potential strategic investors as partners as well as other means that may come available and are suitable to assist in development of the ICP.

February 28, 2009 and February 29, 2008

The Company's working capital as at February 28, 2009 was $1,469,438 compared with $16,206,484 at February 29, 2008. The decrease during the year was a result of continued mineral property expenditures of $6,205,341, property, plant and equipment purchases of $3,423,992 primarily associated with preparing for development of the ICP, and $4,540,032 of equipment deposits. Net cash outflows from operations were $1,883,891.

During fiscal 2009 the Company received proceeds of $462,000 on the exercise of warrants and options as well as a small private placement financing. The Company was planning on completing a larger financing in anticipation of the permitting of the ICP but this was postponed as a result of the economic downturn and delays in permitting.

For fiscal 2009 the Idaho Cobalt Project expenditures were $6,174,424 compared to $9,673,601 expended during fiscal 2008. These expenditures are expected to increase once the ICP mine is financed and construction commences. Purchases of property, plant and equipment were $3,423,992 during fiscal 2009 compared to $790,435 during fiscal 2008 with the increase attributable to capital equipment upgrades at the Hydrometallurgical Complex of $1,688,428 and $1,643,170 of plant and equipment purchases at the mine and mill including concentrator and crusher buildings, flotation cells, concentrator scales, cyclopac, main transformer and bridge crane.

Precious metal inventory was $2,154,417 at February 28, 2009 compared to $5,035,741 at February 29, 2008 and consists of silver and gold held either at the Sunshine Refinery or in pooling accounts with financial institutions, which allow the Company to purchase precious metals without actually taking delivery. The decrease was a result of inventory write downs during the year associated with the decrease in the market price of silver below the Company's carrying costs.

The prepaid expenses and deposits were down to $73,249 at February 28, 2009 compared to $298,199 at February 29, 2008 with 2008 including the new furnace pac deposit for Essential Metals Corporation®.

Accounts payable and accrued liabilities were $2,686,879 at February 28, 2009 compared to $2,528,550 at February 28, 2008 as a result of the lengthening of credit terms with suppliers as a result of delays in the Company's anticipated ICP permitting and financing.

The Company's future profitability and cash flows are significantly dependent on the approval, financing, development and operation of the Idaho Cobalt Project. The total estimated cost to construct and commission both the mine / concentrator and the cobalt production facility as per the July 2007 feasibility study was US$138.7 million. This total amount consists of approximately US$13.2 million for mine development and equipment, US$61.8 million for the concentrator and concentrator infrastructure, US$63.7 million for the hydrometallurgical plant which includes mechanical and electrical equipment, construction materials, labor and labor supervision, and contracted direct and indirect costs for these facilities. There has been in excess of $12 million in costs incurred to date for engineering services and deposits on equipment. Management is currently undergoing an engineering cost study to determine the remaining costs to construct and commission both the mine /concentrator and cobalt production facility. Total bonding requirements will be negotiated with the agencies as the Record of Decision gets implemented.

The Company will need external financing to complete this project which may include debt in the form of senior debt, bonds or equipment financing, equity, revenue bonds, off take agreements or potential strategic investors as partners as well as other means that may come available and are suitable to assist in development of the ICP.

Contractual Commitments

The Company has certain contractual commitments related to the Idaho Cobalt Project totaling $150,000 and, in addition, pursuant to management employment agreements, the Company may be obligated to pay up to $3,068,096 under certain circumstances if certain of those agreements are terminated.

In addition, certain contractual obligations are due within the next four years relating to the office lease and equipment along with the writing of the environmental impact statement and construction commitments for the Idaho Cobalt Project.

The contractual commitments for each of the next five years are included as follows:

Year ended February 28,	Purchase Commitments	Leases	Executive Compensation
2011	150,000	114,279	737,374
2012	-	113,065	737,374
2013	-	112,198	737,374
2014	-	111,606	552,374
2015	-	111,606	303,600
	150,000	562,754	3,068,096

1.7 Capital Resources

The Company's working capital as at February 28, 2010 was $988,024 compared with $1,469,438 at February 28, 2009. The Company has no long term debt.

The Company's capital resource requirements are dependent on the exploration, development, feasibility and permitting stages of its respective properties.

The Company has contractual commitments related to the Idaho Cobalt Project totaling $150,000. Total estimated cost to construct and commission both the mine / concentrator and the cobalt production facility as per the feasibility study was US$138.7 million. This total amount consists of approximately US$13.2 million for mine development and equipment, US$61.8 million for the concentrator and concentrator infrastructure, US$63.7 million for the hydrometallurgical plant which includes mechanical and electrical equipment, construction materials, labor and labor supervision, and contracted direct and indirect costs for these facilities. There has been in excess of $15 million in costs incurred to date for engineering services and deposits on equipment. Management is currently undergoing an engineering cost study to determine the remaining costs to construct and commission both the mine /concentrator and cobalt production facility. Total bonding requirements are being negotiated with the agencies as the Record of Decision is implemented.

The Company is in the process of evaluating various financing opportunities available to complete the development of the Idaho Cobalt Project through to production.

1.8 Off-Balance Sheet Arrangements

None.

1.9 Transactions With Related Parties

None.

1.10 Fourth Quarter

The consolidated loss for the quarter ended February 28, 2010 was $3,134,264 or $(0.09) per share compared with income of $669,438 or $(0.02) per share for the quarter ended February 28, 2009. The loss for the quarter ended February 28, 2010 consists of net operating margin from the Sunshine Precious Metals Refinery of $(370,782) and other income of $48,667 less expenses principally consisting of general and administrative cost of $2,023,491 compared with the quarter ended February 28, 2009 which had a net operating margin from the Sunshine Precious Metals Refinery of $170,979 and general and administration costs of $408,369 and property write downs of $348,535.

Revenues for the quarter ended February 28, 2010 were $1,816,816 compared to $2,425,099 in the quarter ended February 28, 2009, which consist entirely of refinery sales at the Company's Sunshine Precious Metals Refinery. The decrease in sales was a result of a decrease in the volume of refined material processed in the fourth quarter of 2010 compared to the fourth quarter of 2009.

The Company recognized $240,360 of revenue from toll material refining fees during the quarter ended February 28, 2010 compared to $414,107 of revenue from toll material refining fees during the quarter ended February 28, 2009. The 42% decrease in toll revenue was primarily a result of decreased volumes of refined material during the respective quarter.

The Company recognized $1,538,046 of revenue from the sale of 66,277 troy ounces of silver purchased materials at an average selling price of US$19.14 per troy ounce and 240 troy ounces of gold at an average selling price of US$810.38 per troy ounce during the quarter ended February 28, 2010, compared to $1,978,274 of revenue from the sale of 141,378 troy ounces of silver purchased materials at an average selling price of US$10.15 per troy ounce and 185 troy ounces of gold at an average selling price of US$789.29 per troy ounce during the quarter ended February 28, 2009.

Cost of refinery revenues, for the quarter ended February 28, 2010 was $2,187,598 including inventory write down of $230,448 compared to $2,254,120 during the quarter ended February 28, 2009. The decrease in cost of revenues was consistent with the decrease in revenues for the period.

Stock-based compensation expense totaled $14,727 for the quarter ended February 28, 2010 compared to $69,589 for the quarter ended February 28, 2009. The decrease was due to a lower number of outstanding options vesting during Q4 2010.

Foreign Exchange (loss) gain totaled ($59,572) during the quarter ended February 28, 2010 compared to $185,417 during the quarter ended February 28, 2009.

Depreciation expense totaled $78,590 during the quarter ended February 28, 2010 compared to $108,723 during the quarter ended February 28, 2009.

Other general and administrative expenses totaled $2,023,491 for the quarter ended February 28, 2010 compared to $485,063 for the quarter ended February 28, 2009. This increase was primarily a result of financing expenses of $1,669,537 as a result of an unsuccessful debt financing costs undertaken in Q4 2010.

Write-down of mineral properties totaled $nil for the quarter ended February 28, 2010 compared to mineral property write-downs of $348,535 in the quarter ended February 28, 2009. The write-down in fiscal 2009 was associated with the Company's El Milagro property as a result of the Company's evaluation of the carrying value of its respective mineral properties.

1.11 Proposed Transactions

None

1.12 Critical Accounting Estimates

The Company's significant accounting policies are contained in Note 2 to the audited consolidated financial statements for the year ended February 28, 2010. The following is a discussion of the accounting estimates that are critical in determining the Company's financial results.

Future income taxes

The Company accounts for income taxes using the asset and liability method. Under this method, future income taxes are recorded for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities. These future taxes are measured by the provisions of currently substantively enacted tax laws. Management believes that it is not sufficiently likely that the Company will generate sufficient taxable income to allow the realization of future tax assets and therefore the Company has fully provided for these assets.

Mineral Properties

Acquisition costs of mineral properties together with direct exploration and development expenditures thereon are capitalized in the accounts. These costs will be amortized using the unit-of-production method based on proven and probable reserves on the commencement of commercial production or written-off as the properties are sold, allowed to lapse or are abandoned. Mineral property costs not directly attributable to specific properties are expensed during the year.

Management regularly reviews the carrying value of mineral properties by comparing the carrying value to the estimated net recoverable amounts, based on estimated undiscounted future cash flows resulting from the use of the mineral properties and their eventual disposition, to determine whether there is any indication of impairment. Measurement of an impairment loss is based on the fair value of the mineral properties. An impairment in value would be indicated if the assets carrying value exceeds expected future cash flows. Estimating future cash flows is dependent on numerous future considerations such as mineral prices, anticipated property mineral yields and general future economic conditions, amongst others. These factors can be highly uncertain at the time of estimate and as such management utilizes available resources, including engineering feasibility studies and analyst expectations in helping derive the basis for such management estimates.

Property, plant and equipment

All costs associated with the purchase, due diligence and start up of the Big Creek Hydrometallurgical Complex are capitalized in the property, plant and equipment account until such time as viable commercial production has been attained. A portion of the Complex, the Sunshine Precious Metals Refinery, commenced commercial production in 2005.

Property, plant and equipment are tested for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. An impairment loss is recognized when their carrying value exceeds the total undiscounted cash flows expected from their use and eventual disposition. The amount of impairment loss is determined as the excess of the carrying value of the property and equipment over their fair value.

Stock-based compensation

Effective March 01, 2004, the Company adopted the new Canadian accounting standard for stock-based compensation, retroactively without restatement of prior periods. The recommendations require the Company to record a compensation expense with a corresponding increase to contributed capital over the vesting period based on the fair value of options granted to employees, contractors, officers and directors. Upon exercise of the option, consideration received together with the amount previously recognized in contributed surplus is recorded as an increase to share capital. These models require inputs such as volatility, expected life to exercise and interest rates. Changes in any of these inputs could cause a significant change in the expense recorded.

Reserves and resources

The Company engages independent professional consultants to evaluate its mineral resources and reserves. The estimation of resources and reserves involves the application of scientific principals as well as the exercise of educated judgment. Forecasts are based on geological, geophysical, geochemical, engineering and economic data, all of which are subject to many uncertainties and interpretations. The Company expects that over time its resource and reserve estimates will be revised upward or downward based on updated information.

Such information may include revisions to geological data or assumptions, a change in economic data, and the interpretation of results of future drilling and exploration activities. Resource and reserve estimates can have a significant impact on net earnings, as they are a key component in the calculation of depreciation and depletion.

In addition, changes in resource and reserve estimates, the price of cobalt, gold, copper or silver and future operating and capital costs can have a significant impact on the impairment assessments of the assets. The resource estimate was prepared in conformance with the requirements set out in the Standards of Disclosure for Mineral Projects defined by National Instrument 43-101, under the direction of Mr. Neil Prenn, P.Eng., a Principal of Mine Development Associates, who is an independent Qualified Person as defined by National Instrument 43-101. These measured and indicated resources were incorporated into the Bankable Feasibility Study.

The proven and probable mineral reserves outlined in the Bankable Feasibility Study are 2,636,200 tons with an average grade of 0.559% cobalt, 0.596% copper and 0.014 oz per ton gold, based on a cut off grade of 0.2% cobalt for a ten year mine life.

The inferred resource for the ICP, not a part of this study, is 1,121,600 tons grading 0.585% cobalt, 0.794% copper and 0.017 oz per ton gold as reported in the October 2006 MDA report mentioned above. At present, none of our properties, other than ICP, have a known body of commercial ore.

1.13 Changes in Accounting Policies including Initial Adoption

Accounting policies implemented effective March 1, 2009

(i) Effective March 1, 2009, the Company adopted CICA Handbook Section 3064, Goodwill and Intangible Assets, which replaces CICA Handbook Section 3062, and establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the adoption of this standard, Emerging Issues Committee ("EIC") 27, Revenues and Expenditures in the Pre-operating Period, is no longer applicable. The adoption of Section 3064 did not have a material impact on the Company's consolidated financial position and results of operations for the year ended February 28, 2010.

(ii) On January 20, 2009, the CICA issued EIC 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities, which clarifies that an entity's own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and liabilities, including derivative instruments. EIC 173 is to be applied retrospectively without restatement of prior periods in interim and annual financial statements for periods ending on or after the date of issuance of EIC 173. The Company adopted this recommendation January 1, 2009. The adoption of this standard had no significant impact on the Company's consolidated financial statements for the year ended February 28, 2010.

Accounting policies implemented during the year ended February 28, 2010

(i) Financial instruments – disclosures

In May 2009, the CICA amended Section 3862, Financial Instruments - Disclosures, to include additional disclosure requirements about fair market value measurements for financial instruments and liquidity risk disclosures. These amendments require a three-level hierarchy that reflects the significance of the inputs used in making the fair value measurements. Fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant outputs are observable, either directly or indirectly. Level 3 valuations are based on inputs that are unobservable and significant to the overall fair value measurement. The required disclosures are included in Note 14 of the Company's annual financial statements.

(ii) Accounting changes

In June 2009, the CICA issued amendments to CICA Handbook Section 1506, Accounting Changes. Section 1506 was amended to exclude from its scope changes in accounting policies upon the complete replacement of an entity's primary basis of accounting. The amendments were effective for annual and interim financial statements relating to fiscal years beginning on or after July 1, 2009. The adoption of International Financial Reporting Standards ("IFRS"), as described in Note 3 (c) of the Company's annual financial statements is not expected to qualify as an accounting change under CICA 1506.

(iii) Exploration costs

On March 27, 2009, the Emerging Issues Committee of the CICA approved abstract EIC-174, Mining Exploration Costs, and withdrew EIC-126, Accounting by Mining Enterprises for Exploration Costs. The publication of EIC-174 covers all guidance in EIC-126 and provides additional guidance for mining exploration enterprises in circumstances where a test for impairment is required. The adoption of this abstract did not have any impact on the Company's consolidated financial statements for the year ended February 28, 2010.

(iv) Equity

In August 2009, the CICA issued certain amendments to Section 3251, Equity. The amendments apply to entities that have adopted Section 1602, Non-controlling interests. The amendments require separate presentation on the statements of operations and comprehensive income of income attributable to owners of the Company and those attributable to non-controlling interests. The amendments also require that non-controlling interests be presented separately as a component of equity. The adoption of this standard has had no impact on the consolidated financial statements for the year ended February 28, 2010.

(v) Multiple deliverable revenue arrangements

In December 2009, the CICA issued EIC 175, Multiple Deliverable Revenue Arrangements, replacing EIC 142, Revenue Arrangements with Multiple Deliverables. This abstract was amended to: (1) provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and the consideration allocated; (2) require, in situations where a vendor does not have vendor-specific objective evidence ("VSOE") or third-party evidence of selling price, that the entity allocate revenue in an arrangement using estimated selling prices of deliverables; (3) eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method; and (4) require expanded qualitative and quantitative disclosures regarding significant judgments made in applying this guidance. The accounting changes summarized in EIC 175 are effective for fiscal years beginning on or after January 1, 2011, with early adoption permitted. Adoption may either be on a prospective basis or by retrospective application. If the Abstract is adopted early, in a reporting period that is not the first reporting period in the entity's fiscal year, it must be applied retroactively from the beginning of the Company's fiscal period of adoption. As the Company has not adopted EIC 175, which is not mandatory until the year beginning January 1, 2011, the amendments are not applicable to the Company in the interim and there is no impact to the financial statements for the year ended February 28, 2010.

(vi) Business combinations, consolidated financial statements and non-controlling interests

In January 2009, the CICA issued Handbook Sections 1582, Business Combinations, ("Section 1582"), 1601, Consolidated Financial Statements, ("Section 1601") and 1602, Non-controlling Interests, ("Section 1602") which replaces CICA Handbook Sections 1581, Business Combinations, and 1600, Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under IFRS. Section 1582 is applicable for the Company's business combinations with acquisition dates on or after January 1, 2011. Early adoption of this section is permitted. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Section 1601 is applicable for the Company's interim and annual consolidated financial statements for its fiscal year beginning January 1, 2011. Early adoption of this section is permitted. If the Company chooses to early adopt any one of these sections, the other two sections must also be adopted at the same time. The Company is evaluating the impact of the adoption of these new sections on its consolidated financial statements.

(vii) International financial reporting standards

In February 2008, the Canadian Accounting Standards Board confirmed January 1, 2011 as the date IFRS will replace current Canadian GAAP for publicly accountable enterprises. This will result in the Company reporting under IFRS starting with the interim period ending March 31, 2011, with restatement for comparative purposes of amounts reported under Canadian GAAP. As a result of this announcement, the Company has commenced planning and preparing for the coming changes in financial reporting requirements. The Company has established a project team, and is working with a qualified third party advisor to achieve a smooth transition to IFRS and ensure successful implementation within the required timeframe.

The Company's IFRS conversion project consists of three phases: assessment, design and implementation.

The Company has completed a preliminary assessment analyzing the differences between Canadian GAAP and IFRS. While the effects of IFRS have not yet been fully determined, the Company has identified a number of areas where it is likely to be impacted by changes in accounting policy. These include:

- *IFRS 1- First time adoption of IFRS:*
  - Under IFRS 1, transition to IFRS requires retrospective application of IFRSs with all adjustments applied from the date of the Company's inception, unless certain exemptions are applied. In absence of an exemption, all such adjustments to assets and liabilities are taken to retained earnings. The Company does not foresee any significant retrospective adjustments.

- *IFRS 2- Share-based payments*
  - Under IFRS 2, the each tranche of an option award with different vesting dates is considered a separate grant for the calculation of fair value, and the resulting fair value is amortized over the vesting period of the respective tranche. Under Canadian GAAP, such a grant can be treated as a single grant and the value recognized on a straight-line basis over the vesting period. In addition, under IFRS forfeitures are estimated at the time of grant and the amortization is adjusted accordingly; whereas under Canadian GAAP such forfeitures can be recognized as they occur. We expect to apply IFRS 2 to equity instruments that are not fully vested as at the transition date and this is not expected to be material.

- *IFRS 6- Exploration and evaluation expenditures*
  - IFRS 6 currently provides limited guidance on financial reporting for exploration and evaluation of mineral resources. As such, IFRS 6 allows mining entities to retain their existing policies for capitalization of exploration and evaluation costs subject to certain restriction until more definitive guidance is developed is this area. The Company will continue to monitor this guidance to adopt appropriate accounting policies in compliance with IFRS 6.

- *IAS 16 Property, Plant and Equipment*
  - IAS 16 contains different guidance related to recognition and measurement of property, plant and equipment then under Canadian GAAP including revaluation of property, plant and equipment to fair value. The Company is currently evaluating the differences that might exist between the carrying values of its refining property, plant and equipment in accordance with IFRS.

- *IAS 12 Income Taxes*
  - There are some significant differences between Canadian GAAP and IFRS. Firstly, IAS 12 requires recognition of deferred taxes for temporary differences that arise on translation of non-monetary assets denominated in currencies other than US dollars. These non-monetary items are re-measured from the local currency to the functional currency using historical rates and differences result from changes in exchange rates and indexing for income tax purposes. Under Canadian GAAP, this is not permitted. The Company has significant US operations and therefore movement between the Canadian and US dollar can give rise to changes in deferred tax.

- IAS 36- *Impairment of assets*
    - Under IFRS, both the testing for impairment of assets and the determination of impairment losses differ from Canadian GAAP. In addition, under IFRS, an entity must assess assets for impairment indicators each reporting period (i.e. quarterly) whereas under Canadian GAAP there is only a passive requirement to make such an assessment. Under IFRS, the impairment calculation is a one step process in which discounted cash flows are compared to the carrying value of assets. Canadian GAAP requires a two step impairment test in which the Company must first compare undiscounted cash flows to the carrying value of the assets, and only if the cash flows are below the carrying value does management need to discount the cash flows to calculate impairment. This may result in additional write-downs under IFRS where carrying values of assets were previously supported under Canadian GAAP on an undiscounted cash flow basis, but could not be supported on a discounted cash flow basis.

- *IAS 21 Foreign Currency Translation*
    - IFRS utilizes a functional currency concept (currency of the primary economic environment in which the entity operates) to determine the method of measuring foreign currency translation. Canadian GAAP uses the concept of integrated and self sustaining foreign operations. As a result of this difference, the Company's foreign operations may have a different functional currency under IFRS than under Canadian GAAP.

The Company does not expect the changeover to IFRS to have a significant impact on its information and data systems although the Company is considering these issues as it contemplates systems requirements for the Idaho Cobalt project. The Company has sourced new tools to manage stock-based compensation requirements in accordance with IFRS 2 share-based payments. Internal and disclosure controls will be adopted to ensure appropriate identification and application of new and ongoing IFRS requirements. The Company does not expect significant changes to any business activities or key performance indicators that will result from the adoption of IFRS. The Company's financial reporting staff have participated in various educational seminars on IFRS adoption, obtained guidance provided by various professional advisory firms and reviewed disclosure and guidance publicly available from similar mining companies that have either early adopted or already report in accordance with IFRS.

The Company expects to complete the assessment phase in fiscal Q2 2011. Analysis and quantification of adjustments in accordance with IFRS1 will begin in fiscal Q3 2011 and will include the review of proposed and recommended accounting policy changes by the audit committee of the Board of Directors. Adoption in fiscal Q1 2012, will see the interim financial statements prepared in accordance with the new accounting policies under IFRS and the Company will continue to monitor and maintain appropriate accounting in accordance with IFRS thereafter.

1.14 Financial Instruments and Other Instruments

The Company's financial instruments consist of cash and cash equivalents, amounts receivable, deposits, long term deposits and accounts payable and accrued liabilities. Cash and cash equivalents was valued at fair value and the other financial instruments were valued at amortized cost using the effective interest rate method where applicable given the relative short term maturity of these financial instruments.

The Company has exposure to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The Company has credit risk which is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations and arises principally from the Company's cash and cash equivalents and amounts receivable The Company closely monitors extensions of credit and has not experienced significant credit losses in the past. At February 28, 2010, the Company had no past due trade receivables.

The Company invests its excess cash principally in highly rated government and corporate debt securities. The Company has established guidelines related to diversification, credit ratings and maturities that maintain safety and liquidity. These guidelines are periodically reviewed by the Company's audit committee and modified to reflect changes in market conditions.

The Company is subject to interest rate risk on its cash and cash equivalents and believes that the results of operations, financial position and cash flows would not be significantly affected by a sudden change in market interest rates relative to the investment interest rates due to the short term nature of the investments. Excess cash is invested in highly rated investment securities at fixed interest rates with varying terms to maturity but generally with maturities of three months or less from the date of purchase.

The Company reports its financial statements in Canadian dollars; however, the Company has extensive operations in the United States as well as limited operations in Mexico. As a consequence, the financial results of the Company's operations as reported in Canadian dollars are subject to changes in the value of the Canadian dollar relative to the US dollar and Mexican Peso. The Company does not currently enter into any foreign exchange hedges to limit exposure to exchange rate fluctuations. The Board of Directors continually assesses the Company's strategy towards its foreign exchange rate risk, depending on market conditions.

Metal price risk is the risk that changes in metal prices will affect the Company's income or the value of its related financial instruments. The Company derives some of its refining revenue from the purchase and sale of silver and gold material as well as charging refining fees in the form of "retainage", (the retention of some of the refined product). The Company mitigates the price risk associated with the purchase and sale of silver and gold materials by entering into forward contracts to secure the margin associated with refining the materials. The Board of Directors continually assesses the Company's strategy towards its base metal exposure, depending on market conditions.

Derivative Activities

To mitigate the effects of price fluctuations in our inventories the Company undertakes hedging transactions, from time to time, in respect of the price of silver. At the end of the fiscal years February 28, 2010 and February 28, 2009 the Company had no silver forward contracts or call options in place. At year end February 29, 2008 a silver forward contract in the amount of 110,000 oz that was settled in full on March 14, 2008. There were two additional silver forward contracts for 50,000 and 100,000 ounces respectively entered into on March 31, 2008 and settled in full on April 04 and April 24, 2008. On May 14, 2010 the Company had no silver forward contracts. There were no outstanding call options related to its silver holdings on February 28, 2010.

1.15 Other MD&A Requirements

(a) Disclosure of Outstanding Share Data

As at February 28, 2010 there were 34,503,617 outstanding common shares, 1,031,423 outstanding stock options and 2,493,447 share purchase warrants outstanding. As at May 14, 2010 there were 35,836,992 outstanding common shares, 1,031,423 outstanding stock options and 3,160,134 share purchase warrants outstanding.

(b) Internal Controls over Financial Reporting and Disclosure Controls

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, so that appropriate decisions can be made regarding public disclosure. The certifying officers reviewed and evaluated such disclosure controls and procedures and concluded that they were effective in providing reasonable assurance that information required to be disclosed in the Company's annual filings was appropriately disclosed as such term is defined under National Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings ("NI 52-109"), is recorded, processed, summarized and reported within the time periods specified by those laws, and that material information is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

Internal Controls over Financial Reporting

The Company's management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. The Company evaluated the design and operational effectiveness of its internal controls over financial reporting as defined under NI 52-109 for the year ended February 28, 2010.

The Company's controls include policies and procedures that:

- relate to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company's management and directors; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the annual financial statements or interim financial statements.

The Company made changes to its internal control over financial reporting processes during fiscal 2009 that continued to be applied during fiscal 2010. These changes included implementing new document control procedures in anticipation of the expansion of the Idaho Cobalt Project.

The Company's management, including its Chief Executive Officer and Chief Financial Officer, has evaluated the design and operational effectiveness of the Company's internal control over financial reporting using the framework and criteria established in *Internal Control – Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The Company's management has identified weaknesses in internal controls over financial reporting which are a result of the limited number of accounting staff at the Company. As such, it is not possible to achieve complete segregation of duties and there are resource limitations related to awareness of certain complex accounting and tax matters. Management and the board of directors work to mitigate the risk of material misstatement by regularly monitoring the financial status and reporting. In addition, when such complex accounting and technical issues arise outside consulting expertise is engaged.

Limitation of Controls and Procedures

The Company's management, including its Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

(c) Additional Information

More information can be found on the Company's website at www.formationmetals.com.

The Company will require mine construction financing in an amount consistent with the capital expenditure requirements described in the Bankable Feasibility Study.

The Company has moved closer to its goal of becoming America's sole integrated cobalt miner and refiner and has achieved its goal of becoming a precious metals bullion producer. Currently, the Company is processing various customers' material at the refinery and is in ongoing discussions regarding the processing of additional material.

At period end, the Company had working capital of $988,024. Subsequent to fiscal year end, the Company completed a $10.0 million debenture and equity financing. The Company's ability to conduct its future operations, including the acquisition, permitting, exploration, and development of mineral properties, is currently based on its ability to raise funds from equity sources.

The granting of a permit to commence construction of the Company's 100% Idaho Cobalt Project and the successful completion of the $10 million financing will allow the Company to continue to grow stronger, mitigate risk and increase shareholder value.

Additional information is provided in the Company's audited consolidated financial statements for the years ended February 28, 2010, February 28, 2009 and prior years. Information Circulars and Annual Information Forms are also available at www.sedar.com.



Mari-Ann Green
Chairman, CEO



J. Paul Farquharson
CFO